HONDA

Securities Code Number: 7267

NOTICE OF CONVOCATION OF
THE 99TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT GRAND NIKKO TOKYO DAIBA, TOKYO, JAPAN
ON JUNE 21, 2023 AT 10:00 A.M.

(This is an abridged translation of the original notice
in the Japanese language mailed on June 5, 2023
to shareholders in Japan, and is for reference purposes only.
In the event of any discrepancy between the translated document and the Japanese original,
the original shall prevail.
The Company assumes no responsibility for this translation
or for direct, indirect or any other forms of damage arising from the translations.)

HONDA MOTOR CO., LTD.
(HONDA GIKEN KOGYO KABUSHIKI KAISHA)
TOKYO, JAPAN

[Abridged Translation]

June 5, 2023

Start date of measures for electronic provision: May 29, 2023

To Shareholders:

Notice of Convocation of the 99th
Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 99th Ordinary General Meeting of Shareholders will be held as stated below.

In convening this meeting, we have taken electronic provision measures and posted the matters subject to electronic provision on the Company's website linked below.

If you exercise your voting rights via the Internet or by mail, please review the reference materials for the general meeting of shareholders posted as matters subject to electronic provision, and exercise your voting rights no later than 6:00 p.m. on Tuesday, June 20, 2023.

When deciding whether to attend the meeting in person, please base your decision on the epidemic situation and your health status on the date of the meeting.

This general meeting of shareholders will be streamed live via the Internet.

Yours faithfully,

Toshihiro Mibe
Director, President and Representative Executive Officer

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

Particulars

Time and Date	10:00 a.m. on Wednesday, June 21, 2023 (registration desks to open at 9:00 a.m.)
Place	Grand Nikko Tokyo Daiba Palais Royal ball room on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo
Agenda **Matters to be reported**	1. The Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 99th Fiscal Year (from April 1, 2022 to March 31, 2023); 2. The Results of the Audit of the Consolidated Financial Statements for the 99th Fiscal Year (from April 1, 2022 to March 31, 2023) by the Independent Auditors and the Audit Committee
Matters to be resolved	**Item** Election of Eleven (11) Directors

Websites on Which the Matters Subject to Electronic Provision Are Posted

Company's website	https://global.honda/investors/stock_bond/meeting.html
Tokyo Stock Exchange's website	https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show Please access the website linked above, enter and search for either the Company's name (Honda Motor) or the securities code (7267), and then select "Basic information" and "Documents for public inspection/PR information" to view the information.
Net de Shoshu **(online notice of convocation) website**	https://s.srdb.jp/7267/ You may view this Notice of Convocation and exercise your voting rights via PC, smartphone, or tablet.

Matters to Be Noted

■ **Regarding the matters subject to electronic provision, following items are not included in this Notice of Convocation of General Meeting of Shareholders (documents delivered) in accordance with provisions of laws and regulations and Article 15 of the Company's Articles of Incorporation.**

- Business Report:
  OUTLINE OF BUSINESS
      Changes in Financial Position and Results of Operations of the Group and the Parent Company, Principal Business Activities, Principal Business Sites
      Employees of the Group and the Parent Company
  COMMON STOCK
      Total Number of Shares Issued, Number of Shareholders, Major Shareholders
  STOCK WARRANTS
  CORPORATE OFFICERS
      Summary of Content of Liability Limitation Contracts
  FINANCIAL AUDITOR
  THE COMPANY'S SYSTEMS AND POLICIES
      Systems to Ensure the Appropriateness of Operations
      Overview of Operating Status for Systems to Ensure the Appropriateness of Operations

- Consolidated Financial Statements:
  Consolidated Statements of Changes in Equity
  The Notes to the Consolidated Statutory Report

The Audit Committee and the financial auditor have audited documents that are subject to audit, including the above matters.

For this general meeting of shareholders, the Company has sent the documents delivered to all shareholders with voting rights who have made a request for delivery of documents in accordance with provisions of laws and regulations and the Articles of Incorporation.

■ **If any revision is made to the matters subject to electronic provision, the revised details will be posted on each of the websites linked above.**

■ **The results of resolutions passed by the Ordinary General Meeting of Shareholders will be posted on the Company's website.**

ITEM	Election of Eleven (11) Directors

The term of office of each of the eleven (11) current Directors is due to expire at the close of this general meeting of shareholders.

It is proposed that the following eleven (11) Directors, including five (5) Outside Directors, be elected at this meeting.

The names and particulars of the candidates for the position of Directors are provided below.

Candidate number		Name	Current position	Responsibilities
1	Reappointment	Seiji Kuraishi Non-executive Male	Chairman and Director	Chairman of the Board of Directors
2	Reappointment	Toshihiro Mibe Male	Director, President and Representative Executive Officer	Member of the Nominating Committee Chief Executive Officer
3	Reappointment	Shinji Aoyama Male	Director, Executive Vice President and Representative Executive Officer	Member of the Compensation Committee Chief Operating Officer Risk Management Officer In Charge of Government and Industry Relations
4	New appointment	Noriya Kaihara Male	Senior Managing Executive Officer	Chief Officer for Regional Operations (North America) President, Chief Executive Officer and Director of American Honda Motor Co., Inc.
5	Reappointment	Asako Suzuki Non-executive Female	Director	Member of the Audit Committee (Full-time)
6	Reappointment	Masafumi Suzuki Non-executive Male	Director	Member of the Audit Committee (Full-time)
7	Reappointment	Kunihiko Sakai Outside Independent Non-executive Male	Director	Member of the Nominating Committee Member of the Audit Committee
8	Reappointment	Fumiya Kokubu Outside Independent Non-executive Male	Director	Member of the Nominating Committee (Chairperson) Member of the Compensation Committee
9	Reappointment	Yoichiro Ogawa Outside Independent Non-executive Male	Director	Member of the Audit Committee (Chairperson) Member of the Compensation Committee
10	Reappointment	Kazuhiro Higashi Outside Independent Non-executive Male	Director	Member of the Nominating Committee Member of the Compensation Committee (Chairperson)
11	Reappointment	Ryoko Nagata Outside Independent Non-executive Female	Director	Member of the Audit Committee

Name	Attendance record for the fiscal year ended March 31, 2023 (number of meetings attended/number of meetings held)			
	Board of Directors	Nominating Committee	Audit Committee	Compensation Committee
Seiji Kuraishi	10/10 100%	–	–	–
Toshihiro Mibe	10/10 100%	12/12 100%	–	–
Shinji Aoyama	8/8 100%	–	–	–
Noriya Kaihara	–	–	–	–
Asako Suzuki	10/10 100%	–	11/11 100%	–
Masafumi Suzuki	10/10 100%	–	11/11 100%	–
Kunihiko Sakai	10/10 100%	12/12 100%	11/11 100%	–
Fumiya Kokubu	10/10 100%	12/12 100%	–	11/11 100%
Yoichiro Ogawa	10/10 100%	–	11/11 100%	11/11 100%
Kazuhiro Higashi	10/10 100%	12/12 100%	–	11/11 100%
Ryoko Nagata	10/10 100%	–	11/11 100%	–

Note: The attendance record of the Board of Directors of Director Shinji Aoyama shows figures covering the meetings of the Board of Directors held after his assumption of office on June 22, 2022.

■ **(Reference) Nomination Policy of Director Candidates (from "Honda Corporate Governance Basic Policies")**

● The Director candidates shall be exceptional persons who are familiar with corporate management or the Company Group's business, and have superior character and insight, irrespective of gender, nationality, and other such individual attributes. In nominating such candidates, the Nominating Committee shall consider the balance of gender, internationality, and experience and specialization in each field.

● The Outside Director candidates shall have abundant experience and deep insight in fields such as corporate management, the legal, public administration, accounting, or education, and shall be capable of overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint based on the standpoint independent from the Company Group.

Name	Skills								Committee to be appointed		
	Corporate management	Internationality	Industrial experience	New business strategies	HR	Accounting & finance	Legal & risk management	ESG & sustainability	Nominating	Audit	Compensation
Seiji Kuraishi	●	●	●		●		●	●			
Toshihiro Mibe	●	●	●	●	●		●	●	○		
Shinji Aoyama	●	●	●	●				●			○
Noriya Kaihara		●	●				●	●			
Asako Suzuki		●	●	●		●	●			○	
Masafumi Suzuki		●	●			●				○	
Kunihiko Sakai		●					●		○	○	
Fumiya Kokubu	●	●		●	●				◎		○
Yoichiro Ogawa	●	●			●	●				◎	○
Kazuhiro Higashi	●			●	●	●	●		○		◎
Ryoko Nagata				●	●			●		○	

◎: Chairperson of the Committee

Please refer to the next page for the reasoning behind the selection of the skills.

■ **Reasons for Selecting the Skills**

The Company has identified the following skills required for the Board of Directors to fulfill its role of making decisions with respect to the basic management policies of the Company Group and other equivalent matters and overseeing the performance by the Directors and Executive Officers of their duties, with the aim of achieving the "2030 Vision."



2030 Vision
Serve people worldwide with the "joy of expanding their life's potential"
—Lead the advancement of mobility and enable people everywhere in the world to improve their daily lives—
What we need to achieve the 2030 vision
Required skills
Demonstrate strong leadership to prevail in the once-in-a-century era of transformation.
Lead Honda by accurately understanding the rapidly changing environment and actively making decisions from global perspectives.
Corporate management
Internationality
Reinforce our existing businesses and strengthen new business areas by creating value.
Help our existing businesses evolve continuously, and develop business strategies for new business categories which will be pioneered by new value creation, and make decisions on their execution.
Industrial experience
New business strategies
Strengthen the corporate structure and control the resources for the future.
Manage Honda's human and capital resources to high standards and build a foundation for a strong business structure.
HR
Accounting & finance
Prepare for risks and achieve sustainable corporate operations.
Properly address the various risks arising from business activities and oversee our business operations to ensure healthy operational practices and thereby drive permanent development of society and Honda.
Legal & risk management
ESG & sustainability

1	**Seiji Kuraishi**	Date of birth July 10, 1958	Reappointment



Current position	Chairman and Director	Responsibilities	Chairman of the Board of Directors

● Number of shares of the Company held
59,300 shares

● Special interest between the candidate and the Company
None

● Term of office as Director (as of the close of this Meeting)
8 years (in total)

● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)

Board of Directors	10/10 (100%)

● **Resume, current position, responsibilities and significant concurrent positions**

Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2017	Chief Operating Officer
Jun. 2010	Director	Apr. 2017	In Charge of Strategy, Business Operations and Regional Operations
Apr. 2011	Operating Officer and Director	Jun. 2017	Executive Vice President and Representative Director
Jun. 2011	Operating Officer (resigned from position as Director)	Apr. 2019	Director in Charge of Strategy, Business Operations and Regional Operations
Nov. 2013	President of Honda Motor (China) Technology Co., Ltd.	Apr. 2019	Chief Officer for Automobile Operations
Apr. 2014	Managing Officer of the Company	Jun. 2021	Director, Executive Vice President and Representative Executive Officer
Apr. 2016	Senior Managing Officer	Jun. 2021	Member of the Compensation Committee
Jun. 2016	Executive Vice President, Executive Officer and Representative Director	Apr. 2022	**Chairman and Director (present)**
Jun. 2016	Risk Management Officer	Apr. 2022	**Chairman of the Board of Directors (present)**
Jun. 2016	Corporate Brand Officer		

Reasons for nomination as a candidate for position of Director

Mr. Seiji Kuraishi has broad experience primarily in the areas of supply chain management and sales and marketing, as well as abundant international experience, and is familiar with the Company Group's business including overseas operations.

In the fiscal year ended March 31, 2023, he has properly fulfilled his duties as Chairman of the Board of Directors through managing the Board of Directors and overseeing business execution from a global perspective.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2	**Toshihiro Mibe**	Date of birth July 1, 1961	Reappointment



	Current position	Director, President and Representative Executive Officer		Responsibilities	Member of the Nominating Committee Chief Executive Officer

- Number of shares of the Company held
  25,500 shares
- Special interest between the candidate and the Company
  None
- Term of office as Director (as of the close of this Meeting)
  3 years

- Attendance record of the Board of Directors, etc.
  (number of meetings attended/number of meetings held)

Board of Directors	10/10 (100%)
Nominating Committee	12/12 (100%)

● Resume, current position, responsibilities and significant concurrent positions

Apr. 1987	Joined Honda Motor Co., Ltd.		Apr. 2019	In Charge of Intellectual Property and Standardization of the Company
Apr. 2014	Operating Officer		Apr. 2020	Senior Managing Officer
Apr. 2014	Executive in Charge of Powertrain Business for Automobile Operations		Apr. 2020	In Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT)
Apr. 2014	Head of Powertrain Production Supervisory Unit of Automobile Production for Automobile Operations		Apr. 2020	Risk Management Officer
Apr. 2015	Executive in Charge of Powertrain Business and Drivetrain Business for Automobile Operations		Jun. 2020	Senior Managing Director
Apr. 2015	Head of Drivetrain Business Unit in Automobile Production for Automobile Operations		Jun. 2020	Director in Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT)
Apr. 2016	Senior Managing Officer and Director of Honda R&D Co., Ltd.		Apr. 2021	President and Representative Director
Apr. 2018	Managing Officer of the Company		Apr. 2021	**Chief Executive Officer (present)**
Apr. 2018	Executive Vice President and Director of Honda R&D Co., Ltd.		Jun. 2021	**Director, President and Representative Executive Officer (present)**
Apr. 2019	President and Representative Director of Honda R&D Co., Ltd.		Jun. 2021	**Member of the Nominating Committee (present)**

Reasons for nomination as a candidate for position of Director

Mr. Toshihiro Mibe has broad experience primarily in the areas of R&D and production, and is familiar with the Company Group's business including overseas operations.

In the fiscal year ended March 31, 2023, he has properly fulfilled his duties as Director, President and Representative Executive Officer, and Chief Executive Officer of the Company by demonstrating strong leadership and being responsible for the management of the entire Company Group, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

After his appointment, he will serve as a Member of the Nominating Committee.

3	**Shinji Aoyama**	Date of birth December 25, 1963	Reappointment



Current position	Director, Executive Vice President and Representative Executive Officer	Responsibilities	Member of the Compensation Committee Chief Operating Officer Risk Management Officer In Charge of Government and Industry Relations

● Number of shares of the Company held
 35,900 shares

● Special interest between the candidate and the Company
 None

● Term of office as Director (as of the close of this Meeting)
 5 years (in total)

● Attendance record of the Board of Directors, etc.
 (number of meetings attended/number of meetings held)

Board of Directors	8/8 (100%)

● **Resume, current position, responsibilities and significant concurrent positions**

Apr. 1986	Joined Honda Motor Co., Ltd.	Apr. 2019	President, Chief Executive Officer and Director of Honda North America, Inc.
Apr. 2012	Operating Officer	Apr. 2019	President, Chief Executive Officer and Director of American Honda Motor Co., Inc.
Apr. 2013	Chief Officer for Motorcycle Operations	Jul. 2021	Managing Officer in Charge of Electrification of the Company
Jun. 2013	Operating Officer and Director	Oct. 2021	Managing Executive Officer
Apr. 2017	Chief Officer for Regional Operations (Asia & Oceania)	Apr. 2022	Senior Managing Executive Officer
Apr. 2017	President, Chief Executive Officer and Director of Asian Honda Motor Co., Ltd.	Apr. 2022	Chief Officer for Business Development Operations
Jun. 2017	Operating Officer of the Company (resigned from position as Director)	Apr. 2022	Corporate Brand Officer
Apr. 2018	Managing Officer	Jun. 2022	Chief Officer for Automobile Operations
Apr. 2018	Vice Chief Officer for Regional Operations (North America)	Jun. 2022	Director and Senior Managing Executive Officer
Apr. 2018	Senior Executive Vice President, Chief Operating Officer and Director of Honda North America, Inc.	Apr. 2023	**Director, Executive Vice President and Representative Executive Officer (present)**
Apr. 2018	Senior Executive Vice President, Chief Operating Officer and Director of American Honda Motor Co., Inc.	Apr. 2023	**Chief Operating Officer (present)**
Nov. 2018	President, Chief Operating Officer and Director of Honda North America, Inc.	Apr. 2023	**Member of the Compensation Committee (present)**
Nov. 2018	President, Chief Operating Officer and Director of American Honda Motor Co., Inc.	Apr. 2023	**Risk Management Officer (present)**
Apr. 2019	Chief Officer for Regional Operations (North America) of the Company	Apr. 2023	**In Charge of Government and Industry Relations (present)**

Reasons for nomination as a candidate for position of Director

Mr. Shinji Aoyama has broad experience primarily in the area of sales and marketing in the Motorcycle Operations, as well as abundant international experience, and is familiar with the Company Group's business including overseas operations.

In the fiscal year ended March 31, 2023, he has properly fulfilled his duties as Chief Officer for Automobile Operations and Chief Officer for Business Development Operations by demonstrating strong leadership and contributing to the business from a global perspective, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

After his appointment, he will serve as a Member of the Compensation Committee.

4	Noriya Kaihara	Date of birth August 4, 1961	New appointment



Current position	Senior Managing Executive Officer	Responsibilities	Chief Officer for Regional Operations (North America) President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

- Number of shares of the Company held
  28,000 shares
- Special interest between the candidate and the Company
  None
- Term of office as Director (as of the close of this Meeting)
  4 years (in total)

● **Resume, current position, responsibilities and significant concurrent positions**

Apr. 1984	Joined Honda Motor Co., Ltd.	Apr. 2018	Chief Officer for Purchasing Operations
Apr. 2012	General Manager of Automobile Quality Assurance Division	Apr. 2020	Head of Business Supervisory Unit for Automobile Operations
Apr. 2013	Operating Officer	Apr. 2021	Chief Officer for Customer First Operations
Apr. 2013	Chief Quality Officer	Apr. 2021	Risk Management Officer
Jun. 2013	Operating Officer and Director	Jun. 2021	Managing Executive Officer
Apr. 2014	Chief Officer for Customer Service Operations	Oct. 2021	Managing Officer
Apr. 2014	Head of Service Supervisory Unit for Automobile Operations	Oct. 2021	**Chief Officer for Regional Operations (North America) (present)**
Apr. 2016	Chief Officer for Customer First Operations	Oct. 2021	**President, Chief Executive Officer and Director of American Honda Motor Co., Inc. (present)**
Jun. 2017	Operating Officer (resigned from position as Director)	Apr. 2023	**Senior Managing Executive Officer of the Company (present)**
Apr. 2018	Managing Officer		

Reasons for nomination as a candidate for position of Director

Mr. Noriya Kaihara has broad experience primarily in the area of service, quality and purchasing, as well as abundant international experience, and is familiar with the Company Group's business including overseas operations.

In the fiscal year ended March 31, 2023, he demonstrated strong leadership to increase the joy of customers as an officer responsible for North America, and has achieved satisfactory results through contributing to the business from a global perspective.

He has been newly nominated as a candidate for Director, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

5	**Asako Suzuki**	Date of birth January 28, 1964	Reappointment



Current position	Director		Responsibilities	Member of the Audit Committee (Full-time)

- Number of shares of the Company held
  23,800 shares
- Special interest between the candidate and the Company
  None
- Term of office as Director (as of the close of this Meeting)
  2 years

- Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)

Board of Directors	10/10 (100%)
Audit Committee	11/11 (100%)

● **Resume, current position, responsibilities and significant concurrent positions**

Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2019	Chief Officer for Human Resources and Corporate Governance Operations
Apr. 2014	President of Dongfeng Honda Automobile Co., Ltd.	Apr. 2020	Operating Executive
Apr. 2016	Operating Officer of the Company	Jun. 2021	**Director (present)**
Apr. 2018	Vice Chief Officer for Regional Operations (Japan)	Jun. 2021	**Member of the Audit Committee (Full-time) (present)**

Reasons for nomination as a candidate for position of Director

Ms. Asako Suzuki has broad experience primarily in the area of sales and marketing, accounting and finance, human resources and corporate governance, as well as abundant international experience, and is familiar with the Company Group's business including overseas operations.

In the fiscal year ended March 31, 2023, she has properly fulfilled her duties as Director and a Member of the Audit Committee by auditing and overseeing the execution of duties by Directors and Executive Officers.

She has been nominated as a candidate for Director again, given that she is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

After her appointment, she will serve as a Member of the Audit Committee.

6	**Masafumi Suzuki**	Date of birth April 23, 1964	Reappointment



Current position	Director		Responsibilities	Member of the Audit Committee (Full-time)

● Number of shares of the Company held
61,820 shares

● Special interest between the candidate and the Company
None

● Term of office as Director (as of the close of this Meeting)
6 years

● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)

Board of Directors	10/10 (100%)
Audit Committee	11/11 (100%)

● **Resume, current position, responsibilities and significant concurrent positions**

Apr. 1987	Joined Honda Motor Co., Ltd.	Jun. 2017	Director (Full-time Audit and Supervisory Committee Member)
Apr. 2012	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa)	Jun. 2021	**Director (present)**
Apr. 2013	General Manager of Accounting Division for Business Management Operations	Jun. 2021	**Member of the Audit Committee (Full-time) (present)**

Reasons for nomination as a candidate for position of Director

Mr. Masafumi Suzuki held the position of General Manager of Accounting Division for Business Management Operations of the Company. He has high expertise and abundant experience in the areas of accounting and finance, and is familiar with the Company Group's business including overseas operations.

In the fiscal year ended March 31, 2023, he has properly fulfilled his duties as Director and a Member of the Audit Committee by auditing and overseeing the execution of duties by Directors and Executive Officers.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

After his appointment, he will serve as a Member of the Audit Committee.

7	**Kunihiko Sakai**	Date of birth March 4, 1954	Reappointment Outside Independent Director



	Current position	Director		Responsibilities	Member of the Nominating Committee Member of the Audit Committee

● Number of shares of the Company held
  1,700 shares

● Special interest between the candidate and the Company
  None

● Term of office as Outside Director (as of the close of this Meeting)
  4 years

● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)

Board of Directors	10/10 (100%)
Nominating Committee	12/12 (100%)
Audit Committee	11/11 (100%)

● **Resume, current position, responsibilities and significant concurrent positions**

Apr. 1979	Public Prosecutor of Tokyo District Public Prosecutors' Office	Jun. 2018	**Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd. (present)**
Jul. 2014	Superintending Prosecutor of Takamatsu High Public Prosecutors' Office	Jun. 2019	Outside Director (Audit and Supervisory Committee Member) of the Company
Sep. 2016	Superintending Prosecutor of Hiroshima High Public Prosecutors' Office (resigned in March 2017)	Jun. 2021	**Outside Director (present)**
Apr. 2017	Registered with the Dai-Ichi Tokyo Bar Association	Jun. 2021	**Member of the Nominating Committee (present)**
Apr. 2017	**Advisor Attorney to TMI Associates (present)**	Jun. 2021	**Member of the Audit Committee (present)**

(Significant concurrent positions)

Lawyer, Advisor Attorney to TMI Associates, Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd.

1. Reasons for nomination as a candidate for position of Outside Director

Mr. Kunihiko Sakai has high expertise and abundant experience as a legal affairs specialist having served as Public Prosecutor and a lawyer, including posts of Superintending Prosecutor at High Public Prosecutors' Offices from July 2014 to March 2017. He has properly fulfilled his duties as Outside Director who is an Audit and Supervisory Committee Member since June 2019, and as Outside Director and a Member of the Nominating Committee and the Audit Committee since June 2021, by auditing and overseeing the entire business management of the Company from an independent standpoint.

He has no experience in corporate management except serving as Outside Director or Outside Corporate Auditor. However, he has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company's management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors, as well as strengthening the audit function, as a Member of the Nominating Committee and the Audit Committee.

3. Other matters related to the Outside Director candidate

(1) Mr. Kunihiko Sakai is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2) Mr. Kunihiko Sakai fulfills the "Honda Motor Co., Ltd. Criteria for Independence of Outside Directors." The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

8	**Fumiya Kokubu**	Date of birth October 6, 1952	Reappointment Outside Independent Director



	Current position	Director		Responsibilities	Member of the Nominating Committee (Chairperson) Member of the Compensation Committee

● Number of shares of the Company held
  1,200 shares

● Special interest between the candidate and the Company
  None

● Term of office as Outside Director (as of the close of this Meeting)
  3 years

● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)

Board of Directors	10/10 (100%)	XX/X
Nominating Committee	12/12 (100%)	X,
Compensation Committee	11/11 (100%)	X,

● **Resume, current position, responsibilities and significant concurrent positions**

Apr. 1975	Joined Marubeni Corporation	Jun. 2021	**Member of the Nominating Committee (Chairperson) (present)**
Apr. 2013	President and CEO, Member of the Board of Marubeni Corporation	Jun. 2021	**Member of the Compensation Committee (present)**
Apr. 2019	**Chairman of the Board of Marubeni Corporation (present)**	May 2022	**Chairman of Japan Machinery Center for Trade and Investment (present)**
Jun. 2019	**Outside Director of Taisei Corporation (present)**	May 2022	**Chairman of Japan Foreign Trade Council, Inc. (present)**
Jun. 2020	**Outside Director of the Company (present)**		

(Significant concurrent positions)
Chairman of the Board of Marubeni Corporation, Outside Director of Taisei Corporation, Chairman of Japan Machinery Center for Trade and Investment, Chairman of Japan Foreign Trade Council, Inc.

1. Reasons for nomination as a candidate for position of Outside Director

Mr. Fumiya Kokubu held positions of President and CEO, and Chairman of the Board of Marubeni Corporation from April 2013, and has abundant experience and deep insight regarding corporate management.
He has properly fulfilled his duties as Outside Director since June 2020, and as Outside Director, the Chairperson of the Nominating Committee and a Member of the Compensation Committee since June 2021 by overseeing the entire business management of the Company from an independent standpoint.
He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company's management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors and the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Nominating Committee and a Member of the Compensation Committee.

3. Other matters related to the Outside Director candidate

(1) Mr. Fumiya Kokubu is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.
(2) Marubeni Corporation, where Mr. Fumiya Kokubu currently holds the position of Chairman of the Board, the Company and their respective principal consolidated subsidiaries have business relationships. However, the amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party, and Mr. Fumiya Kokubu fulfills the "Honda Motor Co., Ltd. Criteria for Independence of Outside Directors." The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

9	**Yoichiro Ogawa**	Date of birth February 19, 1956	Reappointment Outside Independent Director



Current position	Director		Responsibilities	Member of the Audit Committee (Chairperson) Member of the Compensation Committee

● Number of shares of the Company held
   700 shares

● Special interest between the candidate and the Company
   None

● Term of office as Outside Director (as of the close of this Meeting)
   2 years

● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)

Board of Directors	10/10 (100%)
Audit Committee	11/11 (100%)
Compensation Committee	11/11 (100%)

● **Resume, current position, responsibilities and significant concurrent positions**

Oct. 1980	Joined Tohmatsu & Aoki Audit Corporation (currently Deloitte Touche Tohmatsu LLC)	Jun. 2018	Senior Advisor of Deloitte Tohmatsu Group (resigned in October 2018)
Mar. 1984	Registered as Japanese Certified Public Accountant	Nov. 2018	**Founder of Yoichiro Ogawa CPA Office (present)**
Oct. 2013	Deputy CEO of Deloitte Touche Tohmatsu LLC	Jun. 2020	**Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd. (present)**
Oct. 2013	Deputy CEO of Tohmatsu Group (currently Deloitte Tohmatsu Group)	Jun. 2021	**Outside Director of the Company (present)**
Jun. 2015	Global Managing Director for Asia Pacific of Deloitte Touche Tohmatsu Limited (United Kingdom) (resigned in May 2018)	Jun. 2021	**Member of the Audit Committee (Chairperson) (present)**
Jul. 2015	CEO of Deloitte Tohmatsu Group	Jun. 2021	**Member of the Compensation Committee (present)**

(Significant concurrent positions)
Certified Public Accountant, Founder of Yoichiro Ogawa CPA Office, Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd.

1. Reasons for nomination as a candidate for position of Outside Director

Mr. Yoichiro Ogawa has high expertise and abundant experience as an accounting specialist having served as a Certified Public Accountant for many years, including posts of CEO of Deloitte Tohmatsu Group from July 2015 to May 2018.
He has properly fulfilled his duties as Outside Director, the Chairperson of the Audit Committee and a Member of the Compensation Committee since June 2021 by auditing and overseeing the entire business management of the Company from an independent standpoint.
He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company's management. He is also expected to fulfill a role in strengthening the audit function, as well as strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Audit Committee and a Member of the Compensation Committee.

3. Other matters related to the Outside Director candidate

(1) Mr. Yoichiro Ogawa is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.
(2) Mr. Yoichiro Ogawa formerly belonged to Deloitte Tohmatsu Group, which has business relationships with the Company and its principal consolidated subsidiaries. However, he has no relationship with the Group since October 2018. Mr. Yoichiro Ogawa therefore fulfills the "Honda Motor Co., Ltd. Criteria for Independence of Outside Directors." The amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party. The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

10	**Kazuhiro Higashi**	Date of birth April 25, 1957	Reappointment Outside Independent Director



Current position	Director		Responsibilities	Member of the Nominating Committee Member of the Compensation Committee (Chairperson)

- Number of shares of the Company held
  700 shares

- Special interest between the candidate and the Company
  None

- Term of office as Outside Director (as of the close of this Meeting)
  2 years

- Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)

Board of Directors	10/10 (100%)
Nominating Committee	12/12 (100%)
Compensation Committee	11/11 (100%)

● Resume, current position, responsibilities and significant concurrent positions

Apr. 1982	Joined Resona Group	Apr. 2020	Chairman and Director of Resona Holdings, Inc. (resigned in June 2022)
Apr. 2013	Director of Resona Holdings, Inc.	Apr. 2020	Chairman and Director of Resona Bank, Limited (resigned in June 2022)
Apr. 2013	President and Representative, Executive Officer of Resona Holdings, Inc.	Jun. 2020	**Outside Director of Sompo Holdings, Inc. (present)**
Apr. 2013	Representative Director, President and Executive Officer of Resona Bank, Limited	Jun. 2021	**Outside Director of the Company (present)**
Jun. 2013	Chairman of Osaka Bankers Association (resigned in June 2014)	Jun. 2021	**Member of the Nominating Committee (present)**
Apr. 2017	Chairman of the Board, President and Representative Director of Resona Bank, Limited	Jun. 2021	**Member of the Compensation Committee (Chairperson) (present)**
Jun. 2017	Chairman of Osaka Bankers Association (resigned in June 2018)	Jun. 2022	**Senior Advisor of Resona Holdings, Inc. (present)**
Apr. 2018	Chairman of the Board, President, Representative Director and Executive Officer of Resona Bank, Limited	Jun. 2022	**Senior Advisor of Resona Bank, Limited (present)**

(Significant concurrent positions)
Outside Director of Sompo Holdings, Inc.

1. Reasons for nomination as a candidate for position of Outside Director

Mr. Kazuhiro Higashi held positions of President and Chairman of Resona Holdings, Inc. from April 2013 to June 2022, and has abundant experience and deep insight regarding corporate management.

He has properly fulfilled his duties as Outside Director, the Chairperson of the Compensation Committee and a Member of the Nominating Committee since June 2021 by overseeing the entire business management of the Company from an independent standpoint.

He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Roles expected to fulfill after appointment

After his appointment, he is expected to continue to contribute to strengthening the supervisory function of the Company's management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers and the process of selecting candidates for Directors, as the Chairperson of the Compensation Committee and a Member of the Nominating Committee.

3. Other matters related to the Outside Director candidate

(1) Mr. Kazuhiro Higashi is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2) The aggregate amount of the Company Group's annual borrowings from Resona Holdings, Inc. and its subsidiaries, where Mr. Kazuhiro Higashi held the position of Chairman and Director until June 2022, is less than 1% of the amount of consolidated total assets of either of the two companies. Accordingly, Mr. Kazuhiro Higashi fulfills the "Honda Motor Co., Ltd. Criteria for Independence of Outside Directors." The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

11	**Ryoko Nagata**	Date of birth July 14, 1963	Reappointment Outside Independent Director



Current position	Director		Responsibilities	Member of the Audit Committee

- Number of shares of the Company held
  700 shares

- Special interest between the candidate and the Company
  None

- Term of office as Outside Director (as of the close of this Meeting)
  2 years

- Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)

Board of Directors	10/10 (100%)
Audit Committee	11/11 (100%)

● **Resume, current position, responsibilities and significant concurrent positions**

Apr. 1987	Joined Japan Tobacco Inc.	Jun. 2021	**Outside Director of the Company (present)**
Jun. 2008	Executive Officer of Japan Tobacco Inc.	Jun. 2021	**Member of the Audit Committee (present)**
Mar. 2018	Standing Audit & Supervisory Board Member of Japan Tobacco Inc. (resigned in March 2023)	Mar. 2023	**External Corporate Auditor of Medley, Inc. (present)**

(Significant concurrent positions)
External Corporate Auditor of Medley, Inc.

1. Reasons for nomination as a candidate for position of Outside Director

Ms. Ryoko Nagata held positions of Executive Officer and Audit & Supervisory Board Member of Japan Tobacco Inc. from June 2008 to March 2023, and has abundant experience and deep insight regarding corporate management and audit.
She has properly fulfilled her duties as Outside Director and a Member of the Audit Committee since June 2021 by auditing and overseeing the entire business management of the Company from an independent standpoint.
She has been nominated as a candidate for Outside Director again, given that she is an exceptional person with both superior character and insight, in order for her to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Roles expected to fulfill after appointment

After her appointment, she is expected to continue to contribute to strengthening the supervisory function of the Company's management. She is also expected to fulfill a role in strengthening the audit function, as a Member of the Audit Committee.

3. Other matters related to the Outside Director candidate

(1) Ms. Ryoko Nagata is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2) Ms. Ryoko Nagata fulfills the "Honda Motor Co., Ltd. Criteria for Independence of Outside Directors." The Company has appointed her as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported her appointment to the Tokyo Stock Exchange. If she is re-elected and assumes the position of Director, the Company plans to continue her appointment as an Independent Outside Director.

Notes: 1. Summary of Content of Limited Liability Contract

Based on Article 427, Paragraph 1 of the Companies Act and Article 27, Paragraph 2 of the Articles of Incorporation of the Company, the Company has entered into contracts with all Outside Directors, which limit their liability for damages as stipulated in Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

If Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi and Ms. Ryoko Nagata are re-elected and assume the positions of Director, the Company plans to continue such limited liability contract with each of them.

2. Summary of Content of Indemnity Contract

The Company has entered into indemnity contracts with all Directors and Executive Officers, in accordance with Article 430-2, Paragraph 1 of the Companies Act, and the Company indemnifies them for expenses set forth in Item 1 of the same Paragraph to the extent stipulated by laws.

If the eleven (11) candidates are re-elected or elected and assume the positions of Director, the Company plans to continue such indemnity contract with each of them.

3. Summary of Content of Directors and Officers Liability Insurance Contract

Based on Article 430-3, Paragraph 1 of the Companies Act, the Company has entered into a directors and officers liability insurance contract that includes all Directors and Executive Officers as the insured with an insurance company. The insurance contract covers legal damages and litigation expenses to be borne by the insured.

If the eleven (11) candidates are re-elected or elected and assume the positions of Director, each Director will be an insured in the insurance contract. The Company intends to renew the contract under the same conditions during the term of office.

■ **Criteria for Independence of Outside Directors**

The Company's board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1. He/She is not, and has never been, any of the following during the last year:
   1) a person who executes the business (*1) of a large shareholder (*2) of the Company;
   2) a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;
   3) a person who executes the business of a major lender (*4) of the Company Group;
   4) a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;
   5) a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business of that corporation, etc.) who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company
2. No family member or close relative (*6) of the outside director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above.

[End]

Established on May 15, 2015
Partly amended on June 15, 2017
Partly amended on February 9, 2021

*1 A "person who executes the business" means an executive director, an executive officer, or an important employee including operating officer.
*2 A "large shareholder" means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.
*3 A "major customer" means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.
*4 A "major lender" means a financial institution from which the Company Group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.
*5 A person receives a "large amount" if he/she receives consideration from the Company in excess of 10 million yen per year.
*6 A "family member or close relative" means a spouse or first or second degree relative of an outside director.

Corporate Governance Initiatives (reference)

■ **Basic Approach to Corporate Governance**

The Company strives to enhance corporate governance as one of the most important tasks for its management, based on the Company's basic principle, in order to further strengthen the trust of our shareholders/investors and other stakeholders; encourage timely, decisive and risk-considered decision-making; seek sustainable growth and the enhancement of corporate value over the medium- to long-term; and become "a company society wants to exist."

In order to clearly segregate the supervisory function and execution function of management and to strengthen the supervisory function and to enable prompt and flexible decisions, the Company has "Nominating Committee," "Audit Committee," and "Compensation Committee," each of which is composed of more than one half of Outside Directors, and has adopted a company with three committees structure which allows broad delegation of the business execution authority from Board of Directors to the Executive Officers.

We are making efforts to appropriately disclose corporate information including the release and disclosure of quarterly financial results and management policies in a timely and accurate manner to bolster trust and appreciation from shareholders/investors and other stakeholders. Going forward, we will continue to strive to ensure the transparency of our management.

For the Company's basic approach to corporate governance, please refer to "Honda Corporate Governance Basic Policies" (the URL below).

"Honda Corporate Governance Basic Policies"
https://global.honda/investors/policy/governance.html

■ **Corporate Governance System** (as of March 31, 2023)



Composition of the Board and Committees (as of March 31, 2023)

Internal Director who concurrently serves as Executive Officer
Internal Director who does not concurrently serve as Executive Officer
Outside Director



Board of Directors
Non-executives (8 persons)
Chairman and Director
Chairperson of the Board of Directors
Seiji Kuraishi
Directors
Asako Suzuki
Masafumi Suzuki
Outside Directors
Kunihiko Sakai
Fumiya Kokubu
Yoichiro Ogawa
Kazuhiro Higashi
Ryoko Nagata
Executives (3 persons)
President and Representative Executive Officer
Toshihiro Mibe
Executive Vice President and Representative Executive Officer
Kohei Takeuchi
Senior Managing Executive Officer
Shinji Aoyama
Nominating Committee
Chairperson
Fumiya Kokubu
Toshihiro Mibe
Kunihiko Sakai
Kazuhiro Higashi
Audit Committee
Chairperson
Yoichiro Ogawa
Asako Suzuki
Kunihiko Sakai
Masafumi Suzuki
Ryoko Nagata
Compensation Committee
Chairperson
Kazuhiro Higashi
Kohei Takeuchi
Fumiya Kokubu
Yoichiro Ogawa

Features of the Board of Directors

- **Chairperson does not concurrently serve as Executive Officer**
- **Ratio of Outside Directors is one-third or more**
- **All five (5) Outside Directors are Independent Directors**
- **Majority of Directors do not concurrently serve as Executive Officers (72.7%)**



Features of the Three (3) Committees

- **Chairpersons of the committees are Outside Directors**
- **Outside Directors account for the majority of members**
- **Two (2) full-time members are assigned to the Audit Committee**

Board of Directors

Member composition



Ratio of Outside Directors
45.5%
(5 persons/11 persons)

Ratio of non-executive Directors
72.7%
(8 persons/11 persons)

Ratio of female Directors
18.2%
(2 persons/11 persons)

Term of office



Average term of office
3.3 years

■ 0 to 4 years: 8 persons
☐ 5 to 9 years: 3 persons
■ 10 years or more: None

Attendance rate



100%
(Held 10 times)

Nominating Committee

Ratio of Outside Directors



75%
(3 persons/4 persons)

Attendance rate



100%
(Held 12 times)

Audit Committee

Ratio of Outside Directors



60%
(3 persons/5 persons)

Attendance rate



100%
(Held 11 times)

Compensation Committee

Ratio of Outside Directors



75%
(3 persons/4 persons)

Attendance rate



100%
(Held 11 times)

■ **Activities of the Board and Committees (FY2022)**

Board of Directors   Chairperson   Seiji Kuraishi (Chairman and Director)

In order to respond to the entrustment of the shareholders, the Board of Directors shall make decisions with respect to the basic management policies of the Company Group and other equivalent matters and oversee the performance by the Directors and Executive Officers of their duties, with the aim of achieving the sustainable growth of the Company Group and enhancing the corporate value over the medium- to long-term.

In addition, the Board of Directors shall discuss and make decisions concerning matters specified in the regulations of the Board of Directors, as well as matters set forth in the articles of incorporation and applicable laws. All other matters shall be delegated to the Representative Executive Officers or Executive Officers.

Specific matters considered during FY2022
- Medium-term management plan and its progress
- Quarterly consolidated financial statements and business outlook
- Quarterly operational execution status
- Duty execution statuses of committees
- Maintenance and operation of the internal control system
- Internal audit results, etc.

Nominating Committee   Chairperson   Fumiya Kokubu (Outside Director)

The Nominating Committee shall make determinations regarding proposals for appointment or removal of Directors to be submitted to the shareholders' meeting, oversee president and director succession planning, and deliberate on other matters regarding the nomination of Directors.

Specific matters considered during FY2022
- Basic policies, annual activity plans
- The way leaders should be
- Director succession plan
- Director candidates, etc.

Audit Committee   Chairperson   Yoichiro Ogawa (Outside Director)

The Audit Committee is responsible for deliberating on audits of duty execution by Directors and Executive Officers as well as implementing auditing activities through dialogue with operating officers, conducting of auditing visits, etc. while working closely with accounting auditors and the internal auditing division.

Specific matters considered during FY2022
- Basic policies, annual activity plans
- Quarterly audit implementation status
- Quarterly consolidated financial statement review by accounting auditors
- Internal audit implementation status, etc.

Compensation Committee   Chairperson   Kazuhiro Higashi (Outside Director)

The Compensation Committee shall make determinations regarding the details of compensation for each Director and Executive Officer as well as deliberate on other matters concerning compensation for each Director and Executive Officer.

Specific matters considered during FY2022
- Basic policy, annual activity plan
- Officers' performance evaluation
- Internal audit implementation status, etc. Long Term Incentive (LTI) and stock delivery rules, etc.

■ **Creating Environment for Maximizing Outside Directors' Effectiveness**

Orientation for nominees

The Company provides Outside Director nominees with training on industrial trends, the company's history, businesses, finances, organizations, internal control system, etc.

Preliminary briefings and information sessions

The Company holds a preliminary briefing before each Board meeting in order to provide Outside Directors with sufficient insights into the details and background of the agenda items to be escalated to the Board, their positions in medium-to-long-term management plan, and other basic prerequisites to ensure substantial discussions at Board meetings. In addition, we set up opportunities to share important information about the status of our company-wide risk management and the progress of our medium-term management plan and hold discussions among Directors.

Discussion on management-related interests

The Company held discussions on Directors' interests to achieve alignment among the Outside Directors with respect to the Company Group's long-term challenges and future direction and to help them better understand our management-related initiatives. We also aimed at incorporating their insights into discussions of our future management policies.

Dialogue with Executive Officers/among Outside Directors

The Company provides opportunities for dialogue between Outside Directors and Executive Officers/Internal Directors as well as among Outside Directors as needed in order to enhance communication among Directors.

Site visits

The Company held visits to our factories and other business locations to help Directors better understand our businesses.



Visit to Yorii Plant

■ **Evaluation of the Effectiveness of the Board**

Each fiscal year, the Company conducts an evaluation of the overall effectiveness of the Board of Directors in order to confirm the current status of the Board's functions, with the aim of further "improving its effectiveness" and "promoting understanding among shareholders and stakeholders."

Evaluation Process

Step 1	Step 2	Step 3
Survey all Directors. (Self assessment)	External lawyers conduct hearings and collect the results.	Under the Chairperson's supervision, the Board of Directors deliberates the evaluation results submitted by the Secretariat and issues a resolution.

Evaluation Results

	Tasks for FY2021	Main initiatives for FY2022	Evaluation for FY2022	Tasks and initiatives for the future
Composition	Continue to consider the composition of the Board of Directors for further functional enhancement	The Nominating Committee discussed the formulation and disclosure of, and the necessity of revisions to the Board Skills Matrix.	The current structure of the Board of Directors is appropriate.	Deepen discussions on how expertise and diversity of the Board of Directors should be in the future.
Shared information	More timely information sharing and enhancement of opportunities for site visits for Outside Directors	• Made additions to the information items to be shared with Outside Directors. • Enhanced opportunities for site and event visits for Outside Directors.	• Information sharing has been enhanced. • Outside Directors have been provided with enhanced opportunities for site and event visits and found it meaningful that they deepened understanding of our business and experienced our corporate culture through the visits.	Facilitate more priority-oriented information sharing and enhance opportunities for site visits.
Agenda items for deliberation, etc.	Further enhance opportunities to share information and exchange opinions about the progress status of the medium-term management plan and the direction of the next term plan	• Provided opportunities to share information about and discuss the direction of the next term plan. • Held discussions on management-related interests.	• The items to be deliberated have been narrowed down to important matters. • The opportunities to share information and exchange opinions have been effective.	Further enhance discussions among Directors by effectively providing opportunities to share information and exchange opinions.
Deliberation at meetings	Further invigorate discussions at the Board of Directors	Updated the details of proposals and explanation to be made during meetings based on questions asked at the preliminary briefings as needed.	• Discussions at the Board of Directors have been invigorated. • Each Director gives thought-provoking opinions and questions.	Further invigorate discussions at the Board of Directors (to be continued).
Committee	Maintain and strengthen collaboration between each committee and the Board of Directors	Reported on the status of deliberations by each committee at the Board of Directors' meetings held immediately after the committee's meetings.	• The status of deliberations by each committee has been reported to the Board of Directors appropriately.	Maintain and strengthen collaboration between each committee and the Board of Directors (to be continued).

Summary of evaluation results

The evaluation confirmed that the effectiveness of the Board of Directors has been adequately ensured. This has been achieved primarily through appropriate setting of items to be deliberated and meeting frequency, enhancement of opportunities to share information and exchange opinions for Outside Directors, including business site visits, and appropriate operation of the three committees.

We will further enhance the effectiveness as a monitoring-type Board of Directors by further invigorating discussions within and outside of the Board of Directors, as well as by further strengthening collaboration between the Board of Directors and each of the three committees.

Business Report for the 99th Fiscal Year
For the Period From: April 1, 2022 To: March 31, 2023

1. OUTLINE OF BUSINESS

(1) Review of Operations

Despite showing signs of moderate recovery, the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the "Honda Group") in the fiscal year ended March 31, 2023, continued to be difficult due to the resurgence of COVID-19, the impact of semiconductor supply shortages, and the impact of inflation, among other factors. In the United States, the economy remained firm due to the factors such as underpinning of consumer spending despite rapid monetary tightening for price stability. In Europe, although there were signs of moderate recovery, the economy remained stagnant due to the impact of inflation caused by the worsening situation in Ukraine. In Asia, the economy moderately picked up, while weakness was seen in some parts of the region including China. In Japan, the economy showed a gradual recovery, although there were signs of weakness in some areas.

In the Honda Group's principal markets, compared to the previous fiscal year, the motorcycle market expanded substantially in Brazil, and increased in Vietnam, India, Thailand and Indonesia. Compared to the previous fiscal year, the automobile market expanded in Indonesia, India, Thailand, Brazil and Japan, but was generally flat in Europe and China, and shrank in the United States.

In these circumstances, the Honda Group puts "Serve people worldwide with the 'joy of expanding their life's potential'" as 2030 Vision and conducts business activities in order to continue to be "a company society wants to exist." We also worked to strengthen our business structure to achieve zero impact on the global environment, zero traffic collision fatalities, and new value creation. On the research and development front, we made proactive efforts to develop safety and environmental technologies and advanced technologies to enhance the attractiveness of our products and transform mobility, utilizing open innovation with external partners. With regard to production, we strengthened our production structure and implemented production allocation to deal with changes in demand on a global basis. As for sales, we worked to enhance our product lineup through measures such as aggressively launching products that offer new value and delivering products globally.

Honda's consolidated sales revenue for the fiscal year ended March 31, 2023 increased by 16.2% from the fiscal year ended March 31, 2022 to JPY 16,907.7 billion, mainly due to increased sales revenue in the Motorcycle business and positive foreign currency translation effects.

Operating profit decreased by 3.7%, to JPY 839.3 billion from the previous fiscal year, mainly due to decreased profit attributable to sales impacts and increased expenses including product warranty expenses, which was partially offset by positive foreign currency effects. Profit before income taxes decreased by 12.3%, to JPY 938.1 billion from the previous fiscal year. Profit for the year attributable to owners of the parent decreased by 1.7%, to JPY 695.2 billion from the previous fiscal year.

Motorcycle Business

Consolidated unit sales totaled 12,161 thousand, an increase of 13.4% from the previous fiscal year.

Unit (Thousands)

	Honda Group Unit Sales				Consolidated Unit Sales			
	Year ended Mar. 31, 2022	Year ended Mar. 31, 2023	Change	%	Year ended Mar. 31, 2022	Year ended Mar. 31, 2023	Change	%
Motorcycle Business	17,027	**18,757**	1,730	10.2	10,721	**12,161**	1,440	13.4
Japan	244	**246**	2	0.8	244	**246**	2	0.8
North America	437	**459**	22	5.0	437	**459**	22	5.0
Europe	317	**347**	30	9.5	317	**347**	30	9.5
Asia	14,589	**16,108**	1,519	10.4	8,283	**9,512**	1,229	14.8
Other Regions	1,440	**1,597**	157	10.9	1,440	**1,597**	157	10.9

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries, its affiliates, and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda's sales for the fiscal year by business segment, in Motorcycle business operations, sales revenue from external customers increased by 33.1%, to JPY 2,908.9 billion from the previous fiscal year, mainly due to increased consolidated unit sales and positive foreign currency translation effects. Operating profit totaled JPY 488.7 billion, an increase of 56.9% from the previous fiscal year, primarily due to an increase in profit attributable to sales price, cost, and sales impacts as well as positive foreign currency effects.

Automobile Business

Consolidated unit sales totaled 2,382 thousand, a decrease of 1.7% from the previous fiscal year.

Unit (Thousands)

	Honda Group Unit Sales				Consolidated Unit Sales			
	Year ended Mar. 31, 2022	Year ended Mar. 31, 2023	Change	%	Year ended Mar. 31, 2022	Year ended Mar. 31, 2023	Change	%
Automobile Business	4,074	**3,687**	-387	-9.5	2,424	**2,382**	-42	-1.7
Japan	547	**550**	3	0.5	476	**484**	8	1.7
North America	1,283	**1,195**	-88	-6.9	1,283	**1,195**	-88	-6.9
Europe	100	**84**	-16	-16.0	100	**84**	-16	-16.0
Asia	2,022	**1,744**	-278	-13.7	443	**505**	62	14.0
Other Regions	122	**114**	-8	-6.6	122	**114**	-8	-6.6

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries, its affiliates, and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans, etc., by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In Automobile business operations, sales revenue from external customers increased by 15.8%, to JPY 10,593.5 billion from the previous fiscal year mainly due to positive foreign currency translation effects. Operating profit totaled JPY 42.0 billion, a decrease of 82.2% from the previous fiscal year, primarily due to a decrease in profit attributable to sales impacts and increased expenses including product warranty expenses, which was partially offset by positive foreign currency effects.

Financial Services Business

Sales revenue from external customers in the financial services business operations increased by 4.7%, to JPY 2,954.0 billion from the previous fiscal year mainly due to positive foreign currency translation effects, which was partially offset by decreased revenues on operating lease. Operating profit decreased by 14.2% to JPY 285.8 billion from the previous fiscal year, mainly due to a decline in profits owing to a decrease in revenues, which was partially offset by positive foreign currency effects.

Power Products and Other Businesses

Consolidated unit sales in the power products businesses totaled 5,645 thousand, a decrease of 9.0% from the previous fiscal year.

	Honda Group Unit Sales/ Consolidated Unit Sales			
				Unit (Thousands)
	Year ended Mar. 31, 2022	Year ended Mar. 31, 2023	Change	%
Power Products Business	6,200	**5,645**	-555	-9.0
Japan	353	**376**	23	6.5
North America	2,738	**2,274**	-464	-16.9
Europe	1,189	**1,168**	-21	-1.8
Asia	1,487	**1,408**	-79	-5.3
Other Regions	433	**419**	-14	-3.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries, its affiliates, and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In the power products business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2022 and 2023, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers in the power products and other businesses increased by 13.0%, to JPY 451.1 billion from the previous fiscal year, mainly due to positive foreign currency translation effects. Operating profit totaled JPY 22.8 billion, an increase of JPY 32.3 billion from the previous fiscal year, primarily due to an increase in profit attributable to sales impacts as well as positive foreign currency effects. Operating loss of aircraft and aircraft engines included in the power products and other businesses segment was JPY 25.7 billion, with an improvement by JPY 7.9 billion from the previous fiscal year, mainly due to a decrease in expenses, although partially offset by foreign currency translation losses.

■ Sales Revenue Breakdown

Yen (millions)

	FY2022 From April 1, 2021 to March 31, 2022 (Reference)	FY2023 From April 1, 2022 to March 31, 2023	Change from the previous fiscal year (Reference)	
				(%)
Grand Total	**14,552,696**	**16,907,725**	**2,355,029**	**16.2**
Japan	1,943,649	2,013,095	69,446	3.6
North America	7,624,799	8,945,932	1,321,133	17.3
Europe	611,889	690,663	78,774	12.9
Asia	3,711,460	4,335,765	624,305	16.8
Other Regions	660,899	922,270	261,371	39.5
Motorcycle Business	**2,185,253**	**2,908,983**	**723,730**	**33.1**
Japan	105,023	109,393	4,370	4.2
North America	230,780	306,725	75,945	32.9
Europe	202,254	250,088	47,834	23.7
Asia	1,309,977	1,739,764	429,787	32.8
Other Regions	337,219	503,013	165,794	49.2
Automobile Business	**9,147,498**	**10,593,519**	**1,446,021**	**15.8**
Japan	1,340,775	1,385,830	45,055	3.4
North America	4,884,934	5,990,544	1,105,610	22.6
Europe	319,366	332,983	13,617	4.3
Asia	2,321,721	2,523,862	202,141	8.7
Other Regions	280,702	360,300	79,598	28.4
Financial Services Business	**2,820,667**	**2,954,098**	**133,431**	**4.7**
Japan	418,383	428,228	9,845	2.4
North America	2,356,978	2,466,537	109,559	4.6
Europe	10,876	13,264	2,388	22.0
Asia	15,757	16,576	819	5.2
Other Regions	18,673	29,493	10,820	57.9
Power Products & Other Businesses	**399,278**	**451,125**	**51,847**	**13.0**
Japan	79,468	89,644	10,176	12.8
North America	152,107	182,126	30,019	19.7
Europe	79,393	94,328	14,935	18.8
Asia	64,005	55,563	-8,442	-13.2
Other Regions	24,305	29,464	5,159	21.2

(2) Capital Expenditures

Capital expenditures during the fiscal year ended March 31, 2023 totaled JPY 493,908 million. The breakdown of capital expenditures by business segment was as follows:

Yen (millions), %

Business Segment	FY2022 (Reference)	FY2023	Change in amount (Reference)	Change (%) (Reference)
Motorcycle Business	36,754	44,818	8,064	21.9
Automobile Business	230,476	438,469	207,993	90.2
Financial Services Business	340	216	-124	-36.5
Power Product and Other Businesses	10,835	10,405	-430	-4.0
Total	278,405	493,908	215,503	77.4
Equipment on operating leases	2,026,098	1,543,448	-482,650	-23.8

Note: Intangible assets are not included in the table above.

In addition to investments for new model introductions, Honda's capital expenditure was predominantly utilized for expanding, rationalizing, and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

(3) Liquidity and Capital Resources

Honda meets its working capital requirements primarily through cash generated by operations, bank loans, and corporate bonds. The outstanding balance of liabilities for Honda's manufacturing and sales businesses at the end of the fiscal year ended March 31, 2023 was JPY 802.7 billion.

In addition, the Company's finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds. The outstanding balance of liabilities for Honda's financial services subsidiaries at the end of the fiscal year was JPY 6,867.4 billion.

(4) Preparing for the Future
  1) Management Policies and Strategies

The Honda Group has two fundamental beliefs: "Respect for the Individual," and "The Three Joys" (the Joy of Buying, the Joy of Selling, and the Joy of Creating). "Respect for the Individual" calls on Honda to nurture and promote these characteristics in our company by respecting individual differences and trusting each other as equal partners. "The Three Joys" is based on "Respect for the Individual," and is the philosophy of creating joy for everyone involved in Honda's activities, with the joy of our customers as the driving force.

Based on these fundamental beliefs, the Honda Group strives to improve its corporate value by sharing joy with all people, and with our shareholders in particular, by practicing its mission statement: "Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction."

The Honda Group puts "Serve people worldwide with the 'joy of expanding their life's potential'" as 2030 Vision and conducts business activities in order to continue to be "a company society wants to exist." As the world's largest power unit manufacturer supplying products to roughly 30 million people annually, the Honda Group has been fully focusing on the "environment" and "safety," and, for the creation of new value, making company-wide efforts to taking on challenges in combined solutions and new areas. We will also strengthen our business structure further to generate the investment resources needed for the transformation of our business portfolio.


Direction in the 21st century
A Company Society Wants to Exist
2030 Vision
Serve People Worldwide with the "Joy of Expanding their Life's Potential"
Company-wide Strategy
Zero Impact on Global Environment
Realizing a recycling-based society having zero impact on the environment through Triple Action to Zero
Zero Traffic Collision Fatalities
Realizing a society with zero traffic collision fatalities by advancing future safety technologies and expanding safety education
New Value Creation
Providing combined solutions
Expanding into new areas
Strengthening Business Structure
Business Strategy
Automobile Business
Motorcycle Business
Power Products and Other Businesses
Financial Strategy
Resource management to transform business portfolio for enhanced corporate value

2) Management Challenges

The business environment surrounding the Honda Group has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. Daily living environment and customs have changed dramatically due to the impact of COVID-19, while global fragmentation has accelerated and geopolitical risks have also become apparent. Furthermore, the Honda Group needs to build positive relationships with all stakeholders involved in our corporate activities to solve long-term social issues. Working to improve the quality of providing value is essential to achieve future growth.

In Automobile business, the Honda Group has entered a transformation period that occurs only once in a century through innovations in connected, autonomous, shared & services, and electric technologies. Even automobiles are required to offer integrated services, new and customized experiences in addition to their universal values, namely, the freedom of mobility with a sense of security. With increasingly tighter environmental regulations being adopted across the world, an expansion of the EV (electric vehicle) business in the automobile industry is expected to intensify competition for resources. Under such an uncertain environment, we will take more concerted efforts to strengthen our business structure in order to unfailingly promote electrification and initiatives for safety.

Motorcycle business is beginning to show signs of change with more stringent environmental regulations being enforced across the world, some emerging countries have followed the move in developed countries and announced their respective governmental targets of electrification, and accordingly. Facing such changes in the business environment and varying local characteristics, the Honda Group needs to take a multifaceted and multidimensional approach aiming to achieve carbon neutrality in the area of motorcycles. In addition, for safety, the Honda Group will increase the application of safety technologies to motorcycles themselves, while at the same time connecting more motorcycles to social infrastructure and further reinforcing our activities to spread safe riding practices.

Power products and other businesses need to evolve work equipment to become safer and more user-friendly to surpass the decline in the working population and an increase in older workers. As an effort to simultaneously evolve equipment and advance sensor and AI technologies, the Honda Group will gather the know-how of experts and skilled workers, aggregate the collected know-how into data, and improve the quality of work. Additionally, the Honda Group will look into a variety of possible approaches for decarbonization, while considering what is best for customers, striving for beyond merely replacing engines with batteries for electrification.

3) Challenges to be Addressed Preferentially

Considering the business environment, the Honda Group will work on the following issues to provide values unique to the Honda Group with a view to contribute in solving various social issues including climate change, while continuing to achieve sustainable growth.

1. Zero impact on the global environment

The Honda Group will strive for zero environmental impact throughout not only its products but the entire product life cycle, including its corporate activities, by 2050, focusing on the three-pillars of "carbon neutrality," "clean energy," and "resource circulation" (Triple Action to ZERO).

a. Carbon neutrality

The Automobile business aims to increase the ratio of electric vehicles (EVs) and fuel cell vehicles (FCVs) in overall unit sales in all major markets combined to 40% by 2030, 80% by 2035, and then 100% globally by 2040 to realize a carbon-free society.

Tailoring product lineup to market changes and procuring batteries stably are important issues to realize the carbon-free society.

In tailoring the product lineup, the Honda Group will introduce products tailored to the market characteristics of each region, such as the major markets of North America, China, and Japan, from now to the late 2020s. during the stage of increasing the use of EVs.

Region	EVs to be released
North America	Plan to introduce two models jointly developed with General Motors Company (GM) in 2024 (Honda brand: Prologue, and Acura brand: ZDX) Plan to launch a mid- to large-size EV based on Honda's proprietary EV platform in 2025
China	Plan to introduce 10 new EV models by 2027
Japan	Plan to introduce an N-VAN-based light commercial EV in 2024 Plan to launch an N-ONE-based EV in 2025 and two compact EVs in 2026

From the second half of the 2020s onward, during which EVs are expected to enter a stage of more widespread popularity, we will evolve our strategy from introducing the "best EVs matched to each region" to releasing the "best EVs from a global perspective." By 2030, the Honda Group is planning to achieve annual production volume of more than 2 million units, with a full lineup from commercial-use mini-EVs to flagship-class models.

The Honda Group aims to secure a stable procurement volume of liquid lithium-ion batteries by strengthening external partnerships from now until the late 2020s.

Region	Procurement policy
North America	Procure Ultium batteries from GM Procure a battery from a joint venture company for EV battery production with LG Energy Solution Ltd.
China	Further strengthen collaboration with Contemporary Amperex Technology Co., Ltd. (CATL)
Japan	Procure batteries for mini-EVs from Envision AESC Japan Ltd.

In the late 2020s, the Honda Group will take on the challenge of independently developing next-generation battery technology in line with the EV expansion phase. In the cooperative relationship with GS Yuasa International Ltd., as the next stage of the hybrid batteries with which we have been collaborating for 10 years, we will start a development of high-capacity and high-output lithium-ion batteries for EVs, and extend it. The Honda Group is promoting the joint development of semi-solid-state batteries through our investment in SES AI Corporation, and proceeding with a research toward the proprietary development of solid-state batteries. The Honda Group will launch a demonstration line in 2024 and further accelerate its efforts.

In addition to these procurement and development areas, the Honda Group works to create a new value chain, including securing resources and resource circulation, from a long-term perspective. The Honda Group has partnerships with HANWA Co., Ltd. and POSCO Holdings Inc. in securing critical minerals, and Ascend Elements Inc. and Cirba Solutions in terms of recycling.

In battery-related areas, the Honda Group forms strategic partnerships in each area, "build a strong value chain with the Honda Group as its hub," and builds a sustainable business foundation and strengthen our competitiveness by achieving co-existence and co-prosperity with each partner.

To achieve carbon neutrality by 2050, the Motorcycle business has defined phased targets for the ratio of electrified products in global unit sales also in the field of motorcycles and will accelerate initiatives accordingly. Specifically, the Honda Group aims for unit sales of 1 million electrified products by 2026 and 3.5 million by 2030, which accounts for 15% of all unit sales. Ultimately, we will strive to make 100% of our products carbon free by 2040 through the advancement of internal combustion engines (ICEs) and electrification.

Emerging countries constitute the primary market for motorcycles and have the complex mix of social needs of each country and region, such as energy demand, employment and convenience of life. As such, it is an issue to strike a fine balance between the convenience of motorcycles and carbon neutrality. In addition to the development of electrified vehicles, the Honda Group will take a multifaceted and multidimensional approach toward carbon neutrality, such as applying technology to significantly improve the fuel efficiency of ICE vehicles.

In electric vehicles, the Honda Group will develop electric products by categories according to the characteristics of each market.

Product	Initiatives
Commuter EVs	Two personal-use smart EVs adopting connected and BaaS technologies scheduled to become commercially available in Asia, Europe and Japan in 2024 and 2025
Commuter EMs / EBs*	Plan to release more compact, reasonably priced electrified vehicles in China, Asia, Europe and Japan, which will be adapted to the respective market characteristics and respond to the need to use such motorcycles more affordably A total of five EM/EB models to be released by 2024
FUN EVs	Develop a platform for large FUN EV models Plan to release three models in Japan, the United States and Europe between 2024 and 2025

*EM: Electric Moped with a maximum speed ranging from 25 km/h to 50 km/h.
 EB: Electric Bicycle with a maximum speed of 25 km/h or slower.
 Excluding battery-assisted bicycles.

The Honda Group plans to introduce a total of more than 10 new commuter and FUN electric vehicles by 2025.
For ICE vehicles, the Honda Group has been developing technologies to improve the fuel efficiency of the engine alone, including technologies to improve thermal efficiency and reduce friction, as well as technologies to achieve even higher fuel efficiency for the entire vehicle. Furthermore, taking into consideration the local characteristics of each region, the Honda Group will work to develop a technology to use carbon-neutral fuels, which are gasoline mixed with ethanol and other substances.
In the power products business, the Honda Group aims to establish a presence by launching electric products targeting developed countries. The Honda Group promotes the electrification of assembled products, such as engine-powered lawnmowers with a strong presence and offers strengths equivalent to those of engine-powered products. To corporate customers in the construction industry, who account for a large share of our engine sales, we will supply electrified power units and provide support for mounting the unit in machinery. By doing so, we will assist small construction machinery manufacturers in electrifying their products. As for the promotion of electrified products, we will go a step beyond conventional sales and after-sales services and seek to contribute to the business operation of corporate customers by promoting an improvement in their operational efficiency and helping them to reduce the required investment.

b. Clean energy
To address energy issues, the Honda Group will go a step beyond its conventional initiative of reducing energy risk and aim to use clean energy both in corporate activities and during product use. In using renewable energy in the corporate activities, the Honda Group will prioritize adopting methods that can directly contribute to reducing CO_2 emissions in local communities. Specifically, we are focusing on establishing new power generation facilities that utilize renewable energy, beginning with installing such facilities on our own premises and gradually expanding the scope of their use to include off-site locations.

c. Resource circulation
To address the effective utilization of resources, the Honda Group will conduct research into the recycling of materials, including reuse and recycling of batteries. Going beyond its previous initiative aimed at reducing risks related to resources and waste disposal, the Honda Group will take on an additional challenge of developing products that use sustainable materials having zero environmental impact.

2. Zero traffic collision fatalities
The Honda Group will strive for zero traffic collision fatalities involving Honda motorcycles and automobiles globally by 2050. In achieving this goal, the Honda Group has also set a milestone of reducing global traffic collision fatalities involving Honda motorcycles and automobiles by half globally by 2030.


Traffic collision fatalities involving Honda vehicles (per 10,000 units)
50% reduction
50% of current traffic collision fatalities
Zero fatalities
Zero traffic collision fatalities
2020
2030
2040
2050

To achieve zero traffic collision fatalities, the Honda Group considers traffic safety education activities, developing required infrastructure and engaging the local government to be a challenge, in addition to implementing future safety technologies and strengthening development, and will make efforts in developed and emerging countries.

a. For achieving zero traffic collision in developed countries

The Honda Group will apply the Honda SENSING 360 omni-directional safety and driver-assistance system, technologies for pedestrian protection, enhanced collision mitigation and advanced, and automatic reporting system of collisions (including those involving pedestrians), which fully cover fatal collision situations, to all automobile models to be released in developed countries by 2030.

b. For achieving zero traffic collision fatalities in emerging countries

In emerging countries, the Honda Group will install safety technologies applicable to both motorcycles and automobiles in all models by 2030 while simultaneously seeking to provide to all people opportunities to receive safe riding education. As for safety technologies for motorcycles, the Honda Group will equip more models with its advanced braking system and headlights that provide better visibility to riders and make them more visible by other road users. Moreover, we installed Honda SENSING capable of detecting motorcycles to the VEZEL released in 2021 and will progressively expand its use in subsequent new models of automobiles. This is one of the Safety for Everyone technologies that make the most effective use of Honda's characteristics of manufacturing both motorcycles and automobiles.

c. For achieving zero traffic collision fatalities globally

The Honda Group will strive for achieving "zero traffic collision fatalities involving Honda motorcycles and automobiles globally by 2050" by leveraging two technologies. One is the intelligent driver-assistive technologies, which is the world's first AI-based technology providing assistance that is suited to the ability and situation of each individual to reduce driving errors and risks, and helping the driver achieve safe and sound driving. The other is the safety and security network technology that connects all road users, both people and mobility products, through telecommunications, making it possible to predict potential risks and help people avoid such risks before collisions actually occur.

3. Creating new values

a. Providing combined solutions

The Honda Group aims to offer greater value not only with each of its products, but also by linking various products to realize connectivity beyond product domains. For that purpose, the Honda Group considers it an issue to establish technologies and a framework to regard electrified and other products as "terminals" and connect energy and information stored in each product with the users and society.

The Honda Group will work on the establishment of a cross-domain connected platform and create value. In the areas of electrification technologies, including batteries, as well as software and connected technologies, we aim to accelerate development in the future and will make efforts to enhance our development capabilities, which will include strengthening recruitment from outside Honda.

b. Expanding into new areas

Honda R&D Co., Ltd., the Honda Group's research and development subsidiary, is making progress with research on technologies in the skies, the ocean, outer space, and the area of robotics to expand mobility into the 3rd and 4th dimensions, in addition to its advanced technologies aimed at realizing a zero environmental impact society and a collision-free society. We are tackling three specific research themes: Honda eVTOL, Honda Avatar Robot, and taking on a challenge in the space domain. Utilizing our group's core technologies, such as combustion, electrification, control, and robotics technology, we will take on the challenge of realizing the joy of

expanding the possibilities of people's lives in new areas.

4. Financial strategy

The Honda Group accelerates transformation of our business portfolio through the appropriate resource allocation to achieve enhanced corporate value.

The Honda Group views following three themes as issues to realize what we endeavor to do: strengthening business structure, resource investments to accelerate new value creation, and higher capital efficiency.

a. Strengthening business structure

To realize the transformation of its business portfolio, the Honda Group as a whole has worked as one team to strengthen our business structure.

The Automobile business has adopted the Honda Architecture, which is designed to integrate platform layouts and share parts, endeavored to optimize our production capacity, and reduced the total number of variations for our global models. The Motorcycle business strives to standardize specifications and parts beyond categories, displacements and motorcycle classes. These efforts have led to a steady improvement in the earnings structure.

The future outlook in the business environment still remains uncertain, with the impact of COVID-19 infections and escalation of geopolitical risks. Nonetheless, by further reinforcing the earnings structure built to date, we expect to achieve ROS of 7.0% or higher in FY2025.

b. Resource investments to accelerate new value creation

The Honda Group plans to allocate roughly JPY 8 trillion for research and development expenses over the next 10 years from the fiscal year ended March 31, 2022 as a resource investment for the transformation of its business portfolio. This mainly includes about JPY 3.5 trillion in the area of electrification and software technologies and about JPY 1 trillion for preparation for new growth. In the area of electrification and software technologies, we currently have a plan to invest about JPY 1.5 trillion over the next decade from the fiscal year ended March 31, 2022 for the construction of dedicated EV plants and for other purposes, and a total amount of resource investment in this area, combined with the research and development expenses, will amount to JPY 5 trillion.

c. Higher capital efficiency

In order to ensure appropriate resource management to support the business portfolio transformation, we will utilize the return on invested capital (ROIC) figures to strengthen our management with a focus on capital cost. In each business, we will utilize optimum management indicators matched to the corresponding business structure and work to continuously generate returns exceeding the capital cost. In our business domains other than financing, such as motorcycles, automobiles and power products, we will utilize ROIC to lead the generation of resources for the transformation from the viewpoint of financial management. We aim to maximize profit, which is the numerator of ROIC, while optimizing capital invested, which is its denominator, by thoroughly utilizing assets we own and carefully identifying necessary investments. Through these efforts, we aim to increase the capital efficiency and generate a maximum amount of resources to support our transformation.

In distributing profit, we regard returning profit to shareholders as one of the most important management tasks and will make related decisions from a long-term perspective, while taking into consideration internal reserves for future growth and consolidated business results. We will work to pay dividends stably and continuously at the consolidated dividend payout ratio of about 30% and buy back our own shares as appropriate with the goal of improving our capital efficiency and implementing a flexible capital policy.

Through these company-wide activities, the Honda Group aims to be a company that society, which includes our shareholders, our investors and our customers, wants to exist.

(5) Changes in Financial Position and Results of Operations of the Honda Group and the Parent Company

(a) Changes in Results of Operations and Financial Position of the Honda Group

Yen (millions)

Category	IFRS			
	FY2020 96th fiscal year (From April 1, 2019 to March 31, 2020)	FY2021 97th fiscal year (From April 1, 2020 to March 31, 2021)	FY2022 98th fiscal year (From April 1, 2021to March 31, 2022)	**FY2023 99th fiscal year (From April 1, 2022 to March 31, 2023)**
Sales revenue	14,931,009	13,170,519	14,552,696	**16,907,725**
Operating profit	633,637	660,208	871,232	**839,398**
Profit before income taxes	789,918	914,053	1,070,190	**938,194**
Profit for the year attributable to owners of the parent	455,746	657,425	707,067	**695,267**
Basic earnings per share attributable to owners of the parent (Yen)	260.13	380.75	411.09	**409.87**
Total assets	20,461,465	21,921,030	23,973,153	**24,670,067**
Equity attributable to owners of the parent	8,012,259	9,082,306	10,472,824	**11,228,101**
Equity attributable to owners of the parent per share (Yen)	4,640.46	5,260.06	6,122.31	**6,746.28**

Notes: 1. Based on the provisions of Article 120-1 of the Ordinance of Companies Accounting, the Company's consolidated financial statements have been prepared in accordance with IFRS.
2. The results of operations and financial position of the Honda Group are indicated based on IFRS terminology.
3. Basic earnings per share attributable to owners of the parent is calculated based on the average number of shares outstanding during each year. There were no significant potentially dilutive common shares outstanding.
4. Equity attributable to owners of the parent per share is calculated based on the number of shares outstanding at the end of each fiscal year.

(b) Changes in Results of Operations and Financial Position of the Parent Company

Yen (millions)

Category	FY2020 96th fiscal year (From April 1, 2019 to March 31, 2020)	FY2021 97th fiscal year (From April 1, 2020 to March 31, 2021)	FY2022 98th fiscal year (From April 1, 2021 to March 31, 2022)	**FY2023** **99th fiscal year** **(From April 1, 2022** **to March 31, 2023)**
Net sales	3,642,679	3,092,866	3,454,263	**3,586,448**
Operating loss	(60,260)	(150,932)	(11,215)	**(5,355)**
Ordinary income	512,028	359,362	613,644	**642,766**
Net income	373,027	373,372	488,046	**630,759**
Net income per share (Yen)	212.91	216.24	283.75	**371.84**
Total assets	3,126,421	3,383,432	3,920,756	**4,316,643**
Net assets	2,220,025	2,470,683	2,713,431	**2,991,262**
Net assets per share (Yen)	1,285.77	1,430.91	1,586.25	**1,797.27**

Notes: 1. Figures in parentheses represent losses.
2. Figures in millions of yen are rounded down to the nearest million.
3. The decrease in operating loss in the 99th fiscal year compared to the 98th fiscal year is mainly due to positive foreign currency effects, which were partially offset by a decrease in profits from the impact of sales.

(6) Principal Subsidiaries

Company Name		Capital	Voting Rights Ratio	Principal Business Activities	
				Business Segment	Function
Honda R&D Co., Ltd.	(Saitama, Japan)	JPY 7,400 million	100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Research and Development
Honda Finance Co., Ltd.	(Tokyo, Japan)	JPY 11,090 million	100.0%	Financial Services Business	Finance
American Honda Motor Co., Inc.	(U.S.A.)	USD 299 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Research and Development / Manufacturing / Sales
American Honda Finance Corporation	(U.S.A.)	USD 1,366 million	* 100.0%	Financial Services Business	Finance
Honda Development and Manufacturing of America, LLC	(U.S.A.)	USD 561 million	* 100.0%	Automobile Business	Research and Development / Manufacturing
Honda Canada Inc.	(Canada)	CAD 226 million	* 100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Manufacturing / Sales
Honda Canada Finance Inc.	(Canada)	CAD 285 million	* 100.0%	Financial Services Business	Finance
Honda de Mexico, S.A. de C.V.	(Mexico)	MXN 13,655 million	* 100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Manufacturing / Sales
Honda Motor Europe, Ltd.	(U.K.)	GBP 665 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Sales
Honda Finance Europe plc	(U.K.)	GBP 38 million	* 100.0%	Financial Services Business	Finance
Honda Motor (China) Investment Co., Ltd.	(China)	USD 138 million	100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Sales
Honda Auto Parts Manufacturing Co., Ltd.	(China)	USD 200 million	* 100.0%	Automobile Business	Manufacturing
Honda Motorcycle and Scooter India (Private) Ltd.	(India)	INR 3,100 million	* 100.0%	Motorcycle Business	Manufacturing / Sales
Honda Cars India Limited	(India)	INR 10,727 million	* 100.0%	Motorcycle Business Automobile Business Power Products and Other Businesses	Manufacturing / Sales
P.T. Honda Prospect Motor	(Indonesia)	USD 70 million	51.0%	Automobile Business	Manufacturing / Sales
Honda Malaysia Sdn Bhd	(Malaysia)	MYR 170 million	51.0%	Automobile Business	Manufacturing / Sales
Asian Honda Motor Co., Ltd.	(Thailand)	THB 10,888 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation / Sales
Honda Leasing (Thailand) Co., Ltd.	(Thailand)	THB 5,550 million	* 100.0%	Financial Services Business	Finance
Honda Automobile (Thailand) Co., Ltd.	(Thailand)	THB 5,460 million	* 89.0%	Automobile Business	Manufacturing / Sales
Thai Honda Co., Ltd. (Note 3)	(Thailand)	THB 550 million	* 72.5%	Motorcycle Business Power Products and Other Businesses	Manufacturing / Sales
Honda Vietnam Co., Ltd.	(Vietnam)	VND 1,190,822 million	* 70.0%	Motorcycle Business Automobile Business	Manufacturing / Sales

Company Name	Capital	Voting Rights Ratio	Principal Business Activities	
			Business Segment	Function
Honda South America Ltda.　　　(Brazil)	BRL 119 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Products and Other Businesses	Coordination of Subsidiaries Operation
Moto Honda da Amazonia Ltda.　(Brazil)	BRL 1,509 million	* 100.0%	Motorcycle Business Power Products and Other Businesses	Manufacturing / Sales

Notes:
1. Amounts of capital are rounded down to the nearest unit as indicated.
2. Ratios with * include ownership by consolidated subsidiaries.
3. Thai Honda Manufacturing Co., Ltd. has changed its name to Thai Honda Co., Ltd. in the fiscal year ended March 31, 2023.
4. For the fiscal year ended March 31, 2023, the number of consolidated subsidiaries was 313, including 23 companies mentioned above, and the number of affiliates accounted for under the equity method was 69.

(7) Principal Business Activities

The Honda Group engages in the Motorcycle business, Automobile business, financial services business, and power products and other businesses. Principal products and services, and functions of each business are as follows.

Business	Principal products and services	Function
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-side and relevant parts	Research and development / Manufacturing / Sales and related services
Automobile Business	Automobiles and relevant parts	Research and development / Manufacturing / Sales and related services
Financial Services Business	Financial services	Retail loan and lease related to Honda products / Others
Power Products and Other Businesses	Power products and relevant parts, and others	Research and development / Manufacturing / Sales and related services / Others

Note: The Company has changed the name of Life Creation Business to Power Products Business after the organizational changes effective April 1, 2022.

(8) Principal Business Sites

(a) The Company

Name	Location
Head office	Tokyo, Japan
Suzuka Factory	Mie, Japan
Saitama Factory	Saitama, Japan
Transmission Factory	Shizuoka, Japan
Kumamoto Factory	Kumamoto, Japan
Powertrain Unit Factory	Tochigi, Japan

(b) Subsidiaries
For principal subsidiaries and their locations, please refer to "(6) Principal Subsidiaries."

(9) Employees of the Honda Group and the Parent Company

(a) Honda Group Employees

Business Segment	Number of Employees					
	FY2022 (Reference)		FY2023		Change (Reference)	
Motorcycle Business	46,448	(12,100)	**45,813**	**(11,433)**	−635	(−667)
Automobile Business	146,092	(12,370)	**139,999**	**(11,212)**	−6,093	(−1,158)
Financial Services Business	2,321	(74)	**2,340**	**(63)**	19	(−11)
Power Products & Other Businesses	9,174	(2,525)	**8,887**	**(2,541)**	−287	(16)
Total	204,035	(27,069)	**197,039**	**(25,249)**	−6,996	(−1,820)

(b) Employees of the Parent Company

	FY2022 (Reference)		FY2023		Change (Reference)	
Number of employees	34,067	(2,794)	**33,065**	**(2,309)**	−1,002	(−485)
Average age	44.7		**44.7**		—	
Average number of years employed by the Company	22.2		**22.0**		−0.2	

Note: The number of employees of the Honda Group and the Parent Company refers to full-time employees. The average number of temporary employees is shown separately in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued   **1,811,428,430 shares**

(2) Number of Shareholders   **215,508**

(3) Major Shareholders

Name	Number of Shares Held (thousands)	Percentage against Total Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	260,025	15.6
Moxley & Co. LLC	116,835	7.0
Custody Bank of Japan, Ltd. (Trust Account)	103,468	6.2
Meiji Yasuda Life Insurance Company	49,492	3.0
SSBTC CLIENT OMNIBUS ACCOUNT	43,631	2.6
Tokio Marine & Nichido Fire Insurance Co., Ltd.	31,915	1.9
STATE STREET BANK WEST CLIENT – TREATY 505234	29,327	1.8
Nippon Life Insurance Company	28,666	1.7
Northern Trust Co. (AVFC) Re Silchester International Investors International Value Equity Trust	26,328	1.6
JPMorgan Chase Bank 385781	22,752	1.4

Notes: 1. The number of shares described above rounds off figures of less than 1,000 shares.
2. Ownership percentages are calculated using the total number of shares issued minus treasury stock (146,163 thousand shares).
3. Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

(4) Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2022

Category	Number of Shares (Shares)	Number of eligible Directors (Number of persons)
Directors (excluding Outside Directors)	13,100	1
Outside Directors	—	—
Executive Officers	15,600	5

Notes: 1. The above Directors do not include three Directors who concurrently serve as Executive Officers.
2. The above number of shares does not include the number of shares converted into cash (13,139 shares for one Director; 16,058 shares for five Executive Officers).

● Breakdown of shares by shareholder type (reference)



■ Individuals/Others	8.6%
■ Financial institutions	34.7%
■ Securities companies	3.2%
■ Other domestic corporations	6.6%
▪ Foreign investors	38.8%
▪ Treasury stock	8.1%

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Executive Officers (As of March 31, 2023)
  (i) Directors

Position	Name	Gender	Area of Responsibility or Principal Occupations
Chairman and Director	Seiji Kuraishi	Male	Chairman of the Board of Directors
Director	Toshihiro Mibe	Male	Member of the Nominating Committee
Director	Kohei Takeuchi	Male	Member of the Compensation Committee
Director	Shinji Aoyama	Male	
Director	Asako Suzuki	Female	Member of the Audit Committee (Full-time)
Director	Masafumi Suzuki	Male	Member of the Audit Committee (Full-time)
Director	Kunihiko Sakai	Male	Member of the Nominating Committee Member of the Audit Committee Lawyer Advisor Attorney to TMI Associates Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd.
Director	Fumiya Kokubu	Male	Member of the Nominating Committee (Chairperson) Member of the Compensation Committee Chairman of the Board of Marubeni Corporation Outside Director of Taisei Corporation Chairman of Japan Machinery Center for Trade and Investment Chairman of Japan Foreign Trade Council, Inc.
Director	Yoichiro Ogawa	Male	Member of the Audit Committee (Chairperson) Member of the Compensation Committee Certified Public Accountant Founder of Yoichiro Ogawa CPA Office Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd.
Director	Kazuhiro Higashi	Male	Member of the Nominating Committee Member of the Compensation Committee (Chairperson) Outside Director of Sompo Holdings, Inc.
Director	Ryoko Nagata	Female	Member of the Audit Committee External Corporate Auditor of Medley, Inc.

Notes: 1. Directors Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi and Ms. Ryoko Nagata are Outside Directors in accordance with Article 2, Item 15 of the Companies Act.
  2. The Company has appointed Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi and Ms. Ryoko Nagata as independent directors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.
  3. Both Ms. Asako Suzuki and Mr. Masafumi Suzuki have been appointed as Full-time Member of the Audit Committee by a resolution of the Board of Directors to ensure the effectiveness of audits.
  4. Mr. Masafumi Suzuki, a Director who is a Member of the Audit Committee, has sufficient operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Mr. Yoichiro Ogawa, a Director who is a Member of the Audit Committee, has abundant knowledge and experience as a certified public accountant. Mr. Suzuki and Mr. Ogawa have considerable knowledge related to finance and accounting.

(ii) Executive Officers

Position	Name	Area of Responsibility or Principal Occupations
President and Representative Executive Officer	Toshihiro Mibe	Chief Executive Officer
Executive Vice President and Representative Executive Officer	Kohei Takeuchi	Chief Financial Officer Risk Management Officer
Senior Managing Executive Officer	Shinji Aoyama	Chief Officer for Business Development Operations Chief Officer for Automobile Operations Corporate Brand Officer
Managing Executive Officer	Noriaki Abe	Chief Officer for Regional Operations (Japan) Chief Officer for Traffic Safety Promotion Operations Compliance Officer
Managing Executive Officer	Keiji Ohtsu	President and Representative Director of Honda R&D Co., Ltd.

Notes: 1. During the current fiscal year, the following resignation from the office of Executive Officer was announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Date of retirement
Senior Managing Executive Officer	Yasuhide Mizuno	Chief Officer for Automobile Operations	June 1, 2022

Mr. Yasuhide Mizuno resigned from the office and subsequently assumed the office of Senior Managing Officer on the same date.

2. As of April 1, 2023, the following resignation from the office of Executive Officer was announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Date of retirement
Executive Vice President and Representative Executive Officer	Kohei Takeuchi	Chief Financial Officer Risk Management Officer	April 1, 2023

Mr. Kohei Takeuchi has served as a Director since April 1, 2023.

3. As of April 1, 2023, the following promotion and assumption of office of Executive Officers were announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Current Position as of March 31, 2023
Executive Vice President and Representative Executive Officer	Shinji Aoyama	Chief Operating Officer Risk Management Officer In Charge of Government and Industry Relations	Senior Managing Executive Officer
Senior Managing Executive Officer	Noriya Kaihara	Chief Officer for Regional Operations (North America) President, Chief Executive Officer and Director of American Honda Motor Co., Inc.	Managing Officer
Senior Managing Executive Officer	Katsushi Inoue	Chief Officer for Electrification Business Development Operations	Managing Officer
Managing Executive Officer	Mitsugu Matsukawa	President and Director of Honda Development & Manufacturing of America, LLC	Managing Officer
Managing Executive Officer	Masayuki Igarashi	Chief Officer for Regional Operations (China) President of Honda Motor (China) Investment Co., Ltd. President of Honda Motor (China) Technology Co., Ltd.	Managing Officer
Managing Executive Officer	Kensuke Oe	Head of Production Supervisory Unit for Automobile Operations	Managing Officer
Managing Executive Officer	Taro Kobayashi	Chief Officer for Automobile Operations Chief Officer for Regional Operations (Associated Regions)	Operating Executive
Managing Executive Officer	Manabu Ozawa	Chief Officer for Corporate Strategy Operations	Operating Executive

Position	Name	Area of Responsibility or Principal Occupations	Current Position as of March 31, 2023
Managing Executive Officer	Hironao Ito	Head of BEV Development Center for Electrification Business Development Operations Head of Automobile Development Center for Automobile Operations Director of Honda R&D Co., Ltd.	Operating Executive
Executive Officer	Eiji Fujimura	Chief Financial Officer Chief Officer for Corporate Management Operations	Operating Executive

4. The Operating Officers of the Company are as follows: (As of March 31, 2023)

Position	Name	Area of Responsibility or Principal Occupations
Senior Managing Officer	Hisao Takahashi	General Manager of Mono-zukuri Center for Automobile Operations Director of Honda R&D Co., Ltd.
Managing Officer	Noriya Kaihara	Chief Officer for Regional Operations (North America) President, Chief Executive Officer and Director of American Honda Motor Co., Inc.
Managing Officer	Mitsugu Matsukawa	President and Director of Honda Development & Manufacturing of America, LLC
Managing Officer	Katsushi Inoue	Chief Officer for Regional Operations (China) President of Honda Motor (China) Investment Co., Ltd. President of Honda Motor (China) Technology Co., Ltd.
Managing Officer	Yoshishige Nomura	Chief Officer for Motorcycle and Power Products Operations
Managing Officer	Masayuki Igarashi	Chief Officer for Regional Operations (Asia & Oceania) President, Chief Operating Officer and Director of Asian Honda Motor Co., Ltd.
Managing Officer	Kensuke Oe	Head of Production Supervisory Unit for Automobile Operations

Mr. Yasuhide Mizuno resigned from the office of Senior Managing Officer on December 1, 2022. The area of responsibility or principal occupations at the time of resignation was Honda-Sony JV Prep Office and Representative Director, Chairman and CEO of Sony Honda Mobility Inc.
He has served as Representative Director, Chairman and CEO of Sony Honda Mobility Inc. since December 1, 2022.
The Company abolished the Operating Officer System as of April 1, 2023 and integrated the position of Operating Officer with the position of Executive Officer, which is an officer under the Companies Act, to further clarify the execution responsibility.

5. The Company introduced the Operating Executive position effective April 1, 2020, with the aim of advancing its corporate executive structure and enabling the Company to address changes in the business environment with greater speed and flexibility. Operating Executives engage in company operations, with responsibility for business execution in their respective areas under the direction and supervision of management.

(2) Remuneration, etc. of Directors and Executive Officers

(a) Policy for determining remuneration of Directors

The Company views remuneration for directors, the key to its corporate governance, as an important driving force in realizing our fundamental beliefs, management policies, and aspirations. The Compensation Committee has established the following decision-making policy in order to encourage appropriate risk-taking and accurately reflect management responsibility in an effort to promote speedy reforms to achieve our vision amidst a drastically changing environment.

1. The Company's remuneration structure for the directors and executive officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- and long-term business results, to enable the sustainable enhancement of the corporate value, and shall consist of a fixed monthly remuneration paid as compensation for the performance of their duties, a Short Term Incentive (STI) linked to the business results for the relevant business year, and a Long Term Incentive (LTI) linked to mid- and long-term business results.
2. Monthly remuneration shall be paid as a fixed amount each month based on the remuneration standard resolved by the Compensation Committee.
3. STI shall be determined and paid by a resolution of the Compensation Committee, taking into consideration the business results of each business year.
4. Based on standards and procedures resolved by the Compensation Committee, LTI is linked to mid- and long-term performance and paid in the form of the Company's shares and cash, in order to function as a sound incentive for sustainable growth.
5. Remuneration paid to Directors who concurrently serve as Executive Officers, and to Executive Officers, shall consist of monthly remuneration, STI and LTI, and the composition rate shall be determined based on the remuneration rate resolved by the Compensation Committee. The composition rate of variable compensation is increased according to the weight of management responsibility attributed to each position.
6. Remuneration paid to the Outside Directors and other Directors who do not concurrently serve as Executive Officers shall consist only of monthly remuneration.
7. In order to advance the Company's sustainable growth and enhance its corporate value over the mid- and long-term by management from the Shareholder's Perspective through having a shareholding in the Company, even Directors and Executive Officers who are not eligible for LTI shall acquire the Company's stock by contributing a certain portion of their remuneration to the Officers Shareholding Association.
8. Directors and Executive Officers shall continuously hold throughout their term of office and for one year after their retirement any stock of the Company acquired as LTI or acquired through the Officers Shareholding Association.

(b) Approach to remuneration level

The remuneration levels for Directors and Executive Officers are set at a level that is highly competitive in order to secure diverse and talented human resources based on objective remuneration data from an outside research organization and information provided by outside consultants, as well as research and analysis of a peer group of approximately 20 to 30 global Japanese companies of similar size. The Company also reviews remuneration from time to time in response to changes in the business environment.

(c) Remuneration structure

Remuneration paid to Executive Officers consists of monthly remuneration, STI and LTI, and the ratio of STI and LTI is set according to the weight of management responsibility attributed to each position, with a view to providing an incentive to continuously improve corporate value.

1. Outline of remuneration system for Executive Officers

Type of remuneration	Linked to performance	Fluctuation	Payment method	Payment timing	President and Executive Officer	Executive Vice President and Executive Officer	Senior Managing Executive Officer	Managing Executive Officer	Executive Officer
					Remuneration composition ratio (When STI/LTI are paid at the base amount)				
Monthly remuneration	Fixed	—	Cash	Monthly	25%	40%		50%	
STI	Short-term performance-linked remuneration	0 to 180%	Cash	Annually	25%	30%		25%	
LTI	Medium- to long-term performance-linked remuneration	50 to 150%	Stock	Shares with a restriction on transfer for the points granted each year for three years until retirement	50%	30%		25%	

2. Monthly remuneration
   Monthly remuneration is paid each month as a fixed monthly amount in cash based on positions as consideration for the execution of duties.
3. STI
   STI is a performance-linked remuneration that is paid once a year in cash, taking into account the Company's performance of each fiscal year and the individual performance of each Executive Officer.
   The final payment amount is determined by multiplying the standard STI amount by the individual performance coefficient after determining the payment level using the Company's performance coefficient.
   The Company's performance coefficient fluctuates between 0 and 150% depending on the achievement of KPI, which are operating income margin and profit attributable to owners of the parent of consolidated accounting, both of which are important indicators that measure the contribution to corporate value during each fiscal year.
   The individual performance coefficient fluctuates between 80 and 120% depending on the achievement of individual targets set according to each Executive Officer's role. The President's performance is evaluated by the Compensation Committee, while that of the Executive Officers, excluding the President, is evaluated by the Compensation Committee following an evaluation by the President.

Company's performance coefficient (Fluctuation range: 0-150%)

KPIs (Consolidated accounting)	Evaluation method	Weight of each KPI
Operating income margin	Degree of achievement of targets	50%
Profit attributable to owners of the parent		50%

Individual performance coefficient (Fluctuation range: 80-120%)

KPIs	Evaluation method	Weight of each KPI
Individual targets set according to role	Degree of achievement of individual targets	100%

$$\text{STI payment} = \text{Standard STI} \times \text{Company's performance coefficient} \times \text{Individual performance coefficient}$$

4. LTI
   LTI is a non-monetary performance-linked remuneration that provides shares linked to financial and non-financial performance through a trust structure, aiming to raise awareness of the contribution to the sustainable increase in corporate value over the medium to long term, as well as to share profits with shareholders.
   Points are granted according to the base amount for each position in April each year, and shares equivalent to the points linked to performance are granted three years after the points are awarded. Furthermore, a restriction period on transfer is placed on the granted shares. In principle, such restriction on transfer is lifted at the time of retirement from both of the Company's Director and Executive Officer. Any share of the Company acquired as LTI shall be continuously held, throughout their term of office and for one year after their retirement.
   Performance evaluations are based on key indicators that measure the degree of contribution to increasing corporate value over the medium to long term. KPI for financial indicators are consolidated operating profit ratio and consolidated profit before income taxes, which vary from 50 to 150% depending on the level of growth over the three fiscal years. KPI for non-financial indicators are brand value, SRI indicators, and employee activeness, which vary from 50 to 150% depending on the degree of achievement of the target values for the year under evaluation.
   Points shall be forfeited and shares during the restriction period on transfer are acquired by the Company for no consideration in the event of certain misconduct or violations of laws, regulations, or company rules.

KPIs		Evaluation method	Weight	Fluctuation
Financial indicators	Consolidated operating profit ratio	Evaluated based on growth over the three fiscal years	35%	50 to 150%
	Consolidated profit before income taxes		35%	
Non-financial indicators	Brand value	Evaluated based on degree of achievement of targets	30%	
	SRI index			
	Employee activeness			

Note: Non-financial indicators are evaluated based on the following indicators:
- Brand value: Survey of motorcycle, automobile, and power products businesses by a third-party research firm
- SRI index: Dow Jones Sustainability World Index
- Employee activeness: Survey of employee activeness in each region by a third-party research firm

In addition, Executive Officers who are nonresidents of Japan are not eligible for LTI, but shall be eligible for the same addition to or subtraction from the remuneration based on the performance evaluation used in LTI.

As a result of the evaluation in the fiscal year ended March 31, 2023, STI was decreased by 3% compared to the base amount, and LTI was paid with a performance-linked coefficient of 109%.

(d) Matters related to non-monetary remuneration, etc.

In order to function as a sound incentive for sustainable growth, in accordance with the criteria and procedures approved by the Compensation Committee, the Company delivers and provides the Company's shares and dividends accruing on the Company's shares, in conjunction with medium- to long-term business performance.

The status of such delivery and benefits is as described in "2. COMMON STOCK (4) Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2023."

(e) Overview of Compensation Committee and its activities

The Compensation Committee determines the details of remuneration, etc., for each individual Director and Executive Officer and undertakes other duties as required by laws and regulations and the Articles of Incorporation. The Compensation Committee consists of four Directors, including three Outside Directors, and the Chairperson is selected from among the independent Outside Directors.

A total of 11 meetings of Compensation Committee were held in fiscal year ended March 31, 2023, and all members attended all meetings.

The main matters discussed during the fiscal year ended March 31, 2023 are as follows.
- Basic policy, annual activity plan
- Officers' performance evaluation
- The LTI and the stock delivery rules

(f) Reasons for the Compensation Committee to determine that the details of individual remuneration, etc. for Directors and Executive Officers are in line with the determination policy

The Company examines and deliberates the consistency of remuneration levels, the composition of remuneration, and the setting of targets for performance-linked compensation, etc., with the Company's basic policy on the determination of remuneration for officers from various perspectives, based on comparisons with the external environment and information provided by external consultants.

Therefore, the Compensation Committee believes that the individual remuneration for Directors and Executive Officers for the fiscal year ended March 31, 2023 is in line with the determination policy.

(g) Total amount of remuneration by category

Yen (millions)

Category	Total amount of remuneration, etc.	Total amount by type of remuneration, etc.			Number of eligible Directors (number of persons)
		Fixed remuneration	Performance-linked remuneration		
			STI	LTI	
Directors (excluding Outside Directors)	291	288	—	3	4
Outside Directors	90	90	—	—	5
Executive Officers	802	282	237	283	6
Total	1,183	660	237	286	15

Notes: 1. The above-stated Directors do not include three Directors who concurrently serve as Executive Officers.

2. The above shows the amounts of remuneration, etc. paid to the Company's Directors by the Company during the fiscal year ended March 31, 2023, and includes the amounts paid to one Director who retired at the close of the 98th Ordinary General Meeting of Shareholders held on June 22, 2022, and one Executive Officer who retired as of May 31, 2022.

3. The amount of STI to Executive Officers shown was decided by the meeting of the Compensation Committee held on May 10, 2023.

4. The total amount of LTI is the amount recorded as expenses related to the share delivery points granted during the fiscal year in connection with the directors' remuneration BIP (Board Incentive Plan) trust. The remuneration falls under non-monetary remuneration.

(3) Principal Activities of Outside Directors during the Fiscal Year ended March 31, 2023

Position	Name	Attendance Record	Principal Activities during the Fiscal Year ended March 31, 2023
Director	Kunihiko Sakai	Attended all 10 meetings of the Board of Directors Attended all 12 meetings of the Nominating Committee Attended all 11 meetings of the Audit Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company's Board of Directors, Nominating Committee and Audit Committee meetings based on his broad perspectives, extensive knowledge and high level of expertise on law cultivated through his work experience as a public prosecutor and lawyer. He also conducts audits, inspects the Company's business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.
Director	Fumiya Kokubu	Attended all 10 meetings of the Board of Directors Attended all 12 meetings of the Nominating Committee Attended all 11 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company's Board of Directors, Nominating Committee, and Compensation Committee meetings, based on his broad perspectives and extensive knowledge on corporate management cultivated through his management experience at a trading company engaged in global business activities. As the Chairperson of the Nominating Committee, he also contributed to strengthen the transparency and objectivity of the process for determining candidates for Director, and he also inspects the Company's business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.
Director	Yoichiro Ogawa	Attended all 10 meetings of the Board of Directors Attended all 11 meetings of the Audit Committee Attended all 11 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company's Board of Directors, Audit Committee, and Compensation Committee meetings, based on his broad perspectives, extensive knowledge on corporate management and high level of expertise in finance cultivated through his work experience as a certified public accountant and his management experience at an audit firm. As the Chairperson of the Audit Committee, he also contributed to strengthen the audit function, and he also conducts audits, inspects the Company's business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.
Director	Kazuhiro Higashi	Attended all 10 meetings of the Board of Directors Attended all 12 meetings of the Nominating Committee Attended all 11 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company's Board of Directors, Compensation Committee, and Nominating Committee meetings, based on his broad perspectives and extensive knowledge on corporate management cultivated through his management experience at a financial institution. As the Chairperson of the Compensation Committee, he also contributed to strengthen the transparency and objectivity of the process for determining remuneration for Directors and Executive Officers, and he also inspects the Company's business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director	Ryoko Nagata	Attended all 10 meetings of the Board of Directors Attended all 11 meetings of the Audit Committee	As initially expected, she has made proactive statements from an objective and advanced perspective at meetings including the Company's Board of Directors and Audit Committee meetings, based on her broad perspectives, and extensive knowledge on corporate management and audits cultivated through her management experience at a manufacturer engaged in global business activities and her work experience as a corporate auditor. She also conducts audits, inspects the Company's business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling her supervisory function over management from an independent standpoint.

Note: The attendance rate of all Internal Directors was 100% at meetings of the Board of Directors, the Nominating Committee, Audit Committee and Compensation Committee, respectively.

(4) Summary of Content of Liability Limitation Contract

The Company has entered into liability limitation contracts with all Outside Directors based on Article 427, Paragraph 1 of the Companies Act and Article 27, Paragraph 2 of the Company's Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

(5) Summary of Content of Indemnity Contract

The Company has entered into indemnity contracts provided for in Article 430-2, Paragraph 1 of the Companies Act with each of its Directors, Seiji Kuraishi, Toshihiro Mibe, Kohei Takeuchi, Shinji Aoyama, Asako Suzuki, Masafumi Suzuki, Kunihiko Sakai, Fumiya Kokubu, Yoichiro Ogawa, Kazuhiro Higashi and Ryoko Nagata, and its Executive Officers, Noriaki Abe and Keiji Otsu, under which the Company shall indemnify them for the expenses provided for in item 1 of Article 430-2, Paragraph 1 to the extent permitted by law. However, measures are taken to ensure that the appropriateness of the performance of duties is not impaired, by excluding cases where the insured persons have acted maliciously or with gross negligence in the performance of their duties.

(6) Summary of Content of Directors and Officers Liability Insurance Contract

The Company has entered into a directors and officers liability insurance contract that covers the Company's Directors, Executive Officers, Operating Officers and Operating Executives, as well as the Directors, Corporate Auditors and Operating Officers of its subsidiary Honda R&D Co., Ltd. as insured persons, as provided for in Article 430-3, Paragraph 1 of the Companies Act, with an insurance company. Under the insurance contract, legal damages and litigation expenses to be borne by the insured persons shall be covered. However, measures are taken to ensure that the appropriateness of the performance of duties is not impaired, by excluding compensation for damages arising from acts committed with the knowledge that such acts violate laws and regulations.

5. FINANCIAL AUDITOR

(1) Name of Financial Auditor

 KPMG AZSA LLC

(2) Financial Auditor Remuneration, Etc., for the Fiscal Year ended March 31, 2023

Category	Year ended March 31, 2022 (reference)		Year ended March 31, 2023	
	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)
The Company	584	7	597	4
Consolidated subsidiaries	456	48	482	43
Total	1,040	55	1,079	47

Notes: 1. The Company's Audit Committee has examined the financial auditor's audit plan for the current fiscal year and the basis for calculation of estimates used as assumptions for remuneration, based on inspection and evaluation of the previous fiscal year's auditing performance through materials obtained and reports received as necessary from Executive Officers, relevant internal departments and the financial auditor. As a result, it has agreed to the remuneration of the financial auditor as specified in Article 399, Paragraphs 1 and 4 of the Companies Act of Japan.
 2. The audit contract between the Company and its financial auditor does not itemize remuneration for auditing work based on the Companies Act of Japan, auditing work based on the Financial Instruments and Exchange Act of Japan and auditing work based on the Securities Exchange Act of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in "Remuneration for audit certification services" of the Company is a total figure.
 3. Non-audit services for which the Company pays remuneration to its financial auditor for duties other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act in the current fiscal year consist of advice and guidance on accounting matters and information disclosure.
 4. Of the Company's principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial auditor employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Auditor

 In the case that the financial auditor is recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services, or otherwise shown grounds for determining it is inappropriate for employment as a financial auditor, the Company's Audit Committee shall dismiss the financial auditor in accordance with procedures stipulated in the Companies Act, or decide on proposals concerning the dismissal or non re-employment of the financial auditor to be submitted to the general meetings of shareholders.

6. THE COMPANY'S SYSTEMS AND POLICIES

(1) Systems to Ensure the Compliance of the Executive Officers' Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Board of Directors of the Company has determined the Basic Policy on Development of Internal Control Systems as follows.

1. **Systems for ensuring that the execution of duties by Executive Officers and employees complies with laws and regulations, and the Company's Articles of Incorporation**

   The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, regulations, and internal rules, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

   The Company will further develop its internal whistle-blowing systems to facilitate compliance.

   The Company will install an Executive Officer or Operating Officer to coordinate all compliance matters and will further develop its compliance systems.

2. **Systems related to retention and management of information on execution of duties by the Executive Officers**

   The Company will establish a management policy for information related to the execution of duties by the Executive Officers and appropriately retain and manage such information.

3. **Rules and other systems related to risk management**

   The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

   The Company will install an Executive Officer or Operating Officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

4. **Systems for ensuring that the duties of the Executive Officers are being executed efficiently**

   The Company will assign Executive Officers and other Executives, who are transferred the authority from Representative Executive Officers, to the headquarters of each region, business and function and to main divisions as people responsible for handling business execution in the fields of which they are in charge and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to these people responsible and the decision-making process.

   To conduct management efficiently and effectively, the Company will establish midterm management plans and annual business plans, endeavor to share these plans, and supervise their progress.

5. **Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately**

   In addition to sharing the Company's code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

   The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

   The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

   The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or regulations within the Group.

   The Company will enhance the internal auditing systems of the Group.

   Note: In the above section, "Group" means the corporate group comprised of the Company and its subsidiaries.

6. **Provision of the Directors and employees who should support duties of the Audit Committee, independence of such Directors and employees from other Executive Officers, and ensuring effectiveness of instructions to such Directors and employees**

   The Company will establish a staff organization directly under the Board of Directors to provide support for the Audit Committee.

7. **Systems for Directors, Executive Officers and employees to report to the Audit Committee and systems for ensuring that no one making such a report will receive any disadvantageous treatment for doing so**

   The Company will further develop systems for the managements and employees of the Company and its subsidiaries to report to the Audit Committee. No one making such a report will receive any disadvantageous treatment for doing so.

8. **Policy related to processing of expenses incurred in the execution of duties by members of the Audit Committee and other systems for ensuring the effectiveness of audits by the Audit Committee**

   In accordance with laws and regulations, the Company will bear the necessary expenses for the members of the Audit Committee to execute their duties.

The Company will further develop other necessary systems for audits by the Audit Committee to be conducted effectively.

(2) Overview of Operating Status for Systems to Ensure the Compliance of the Executive Officers' Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Overview of Developing and Operating Status of Basic Policy on Development of Internal Control Systems stated above is as follows.

1. **Systems for ensuring that the execution of duties by Executive Officers and employees complies with laws and regulations and the Company's Articles of Incorporation**

    The Company has established the Honda Code of Conduct to clearly define the Company's policy on legal compliance and the acts of integrity for its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Honda Code of Conduct through opportunities such as management training, training upon joining the Company, and level-specific employee training.

    The Company has established the Business Ethics Kaizen Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

    The Managing Executive Officer, Chief Officer for Regional Operations (Japan), and Chief Officer for Traffic Safety Promotion Operations has been appointed as a Compliance Officer.

    The Company has established the Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

    In the fiscal year ended March 31, 2023, the Compliance Committee has held meetings for five times (four regular meetings and one extraordinary meeting) and has deliberated on matters such as the status of establishment and operation of internal control systems, the operating status of the Business Ethics Kaizen Proposal Line and measures to improve compliance.

    Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Division has conducted an internal audit of those results.

2. **Systems related to retention and management of information on execution of duties by the Executive Officers**

    The Company's policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Executive Officers.

    In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and permanently retained by the department in charge.

    Also, in accordance with this Policy, minutes are prepared for each Nominating Committee meeting, Audit Committee meeting and Compensation Committee meeting and retained by the department in charge for 10 years.

3. **Rules and other systems related to risk management**

    The relevant boards and councils such as the Board of Directors, Executive Council, Business Operating Board, and Regional Operating Boards deliberate upon material matters of management in accordance with each body's rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

    The Director, Executive Vice President and Representative Executive Officer, Chief Financial Officer has been appointed as a Risk Management Officer.

    The Company has established a Risk Management Committee chaired by the Risk Management Officer, and the Committee deliberates on material matters related to risk management.

    In the fiscal year ended March 31, 2023, the Risk Management Committee has held meetings for 10 times, and identified, responded to, and confirmed the response status to the Group's material risks.

    The Company has established the Honda Global Risk Management Policy, which prescribes the Company's basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

    Each department regularly conducts risk assessments in accordance with the Policy.

    The Risk Management Officer monitors and supervises the status of responses to material risks, and sets up the Global Emergency Headquarters as necessary. The Company implements measures to minimize the impact on the procurement of semiconductor-related components via the Global Emergency Headquarters and meetings related to operations of each business.

4. **Systems for ensuring that the duties of the Executive Officers are being executed efficiently**

    For strengthening the business execution of each region and on-site, and prompt and appropriate managerial decisions, Executive Officers and other Executives, who are transferred the authority from Representative Executive Officers, are assigned to the headquarters of each region, business, and function and to main divisions as people responsible for handling business execution in the fields of which they are in charge.

    In addition to the Board of Directors, the Executive Council and the Business Operating Board have been established as bodies to make decisions on material matters of management, and each body's rules of procedure clearly define the scope of authorities delegated to Executive Officers and other Executives and the decision-making process. The Company has adopted a "company with three committees" structure, which enables the Company to strengthen the supervisory function of the Board of Directors and to extend the delegation of authority from the Board of Directors to the Executive Council meetings for further increased speed in decision-making.

The Board of Directors determines the management vision, the company-wide midterm management plans and the annual business plans, which are then shared throughout the Company through Executives including Chief Officers.

The Board of Directors receives reports on the progress of management vision and the company-wide midterm management plans for each fiscal year and on the progress of business plans for each quarter, thereby supervising the execution status thereof.

5. **Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately**

The Company's department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company's subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and regulations of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

People responsible for the supervision of each subsidiary have been appointed from among the Executive Officers and other Executives with jurisdiction over the area related to the business of the relevant subsidiary. These people responsible regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company's rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company's subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company's department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Kaizen Proposal Line of the Company accepts whistle-blowing reports from management, employees and affiliates of the Company and its subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Division, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

6. **Provision of the Directors and employees who should support duties of the Audit Committee, independence of such Directors and employees from other Executive Officers, and ensuring effectiveness of instructions to such Directors and employees**

The Company has established the Board of Directors Office as an organization that exclusively supports duties of the Board of Directors and each of the Nominating Committee, Audit Committee and Compensation Committee.

Employees who belong to the Board of Directors Office take orders from the Board of Directors and each Committee and perform their duties. As the consent of the Audit Committee is required for such employees' personnel evaluation, personnel change, and the like, the independence from Executive Officers and the effectiveness of instructions from the Audit Committee are ensured.

7. **Systems for Directors, Executive Officers and employees to report to the Audit Committee and systems for ensuring that no one making such a report will receive any disadvantageous treatment for doing so**

The Company has established its Standards for the Audit Committee Reports as a set of standards for reports to the Audit Committee, and the relevant departments of the Company regularly report to the Audit Committee regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Audit Committee is treated disadvantageously for having done so.

8. **Policy related to processing of expenses incurred in the execution of duties by members of the Audit Committee and other systems for ensuring the effectiveness of audits by the Audit Committee**

In order for the Company to bear the necessary expenses for the members of the Audit Committee to execute their duties, the Company secures the necessary budget every business year based on proposals from the Audit Committee.

The Audit Committee works closely with the Audit Division, which serves as the Company's internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, two full-time members of the Audit Committee are appointed, and they attend Executive Council meetings and other important meetings as necessary.

(3) Policy Regarding Decisions for Distribution of Dividends, Etc.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the distribution of dividends is determined after taking into account retained earnings for future growth and consolidated earnings performance, among other factors, from a long-term perspective. The Company strives to pay stable and continuous dividends with a target of 30% for the consolidated payout ratio.

The Company's basic policy on the distribution of dividends is to pay a dividend twice a year, as an interim dividend and a year-end dividend. The decision-making body for dividends is the Board of Directors.

The Company will also acquire its own shares at a timing it deems optimal with the goal of improving efficiency of the Company's capital structure and implementing a flexible capital policy.

The Company will allocate retained earnings toward financing R&D activities that are essential for its future growth, capital expenditures and investment programs that will expand its operations, and maintaining sound financial conditions.

Total cash dividends for the year ended March 31, 2023 were JPY 120 per share. Semi-annual cash dividends were medium-term cash dividends of JPY 60, and year-end cash dividends of JPY 60.

Consolidated Financial Statements

Consolidated Statements of Financial Position

As of March 31, 2022 and 2023	Yen (millions)	
	2022 (reference)	2023
ASSETS		
Current assets:		
Cash and cash equivalents	3,674,931	3,803,014
Trade receivables	896,768	1,060,271
Receivables from financial services	1,694,113	1,899,493
Other financial assets	217,743	263,892
Inventories	1,918,548	2,167,184
Other current assets	439,322	384,494
Total current assets	8,841,425	9,578,348
Non-current assets:		
Investments accounted for using the equity method	967,404	915,946
Receivables from financial services	3,740,383	3,995,259
Other financial assets	819,654	855,070
Equipment on operating leases	5,159,129	4,726,292
Property, plant and equipment	3,079,407	3,168,109
Intangible assets	849,507	870,900
Deferred tax assets	91,592	105,792
Other non-current assets	424,652	454,351
Total non-current assets	15,131,728	15,091,719
Total assets	23,973,153	24,670,067
LIABILITIES AND EQUITY		
Current liabilities:		
Trade payables	1,236,233	1,426,333
Financing liabilities	3,118,304	3,291,195
Accrued expenses	375,601	419,570
Other financial liabilities	236,900	324,110
Income taxes payable	96,116	86,252
Provisions	268,388	316,665
Other current liabilities	672,857	741,963
Total current liabilities	6,004,399	6,606,088
Non-current liabilities:		
Financing liabilities	4,984,252	4,373,973
Other financial liabilities	282,083	288,736
Retirement benefit liabilities	282,054	255,852
Provisions	253,625	257,576
Deferred tax liabilities	990,754	892,078
Other non-current liabilities	403,440	449,622
Total non-current liabilities	7,196,208	6,517,837
Total liabilities	13,200,607	13,123,925
Equity:		
Common stock	86,067	86,067
Capital surplus	185,495	185,589
Treasury stock	(328,309)	(484,931)
Retained earnings	9,539,133	10,023,979
Other components of equity	990,438	1,417,397
Equity attributable to owners of the parent	10,472,824	11,228,101
Non-controlling interests	299,722	318,041
Total equity	10,772,546	11,546,142
Total liabilities and equity	23,973,153	24,670,067

Consolidated Statements of Income

Years ended March 31, 2022 and 2023	Yen (millions)	
	2022 (reference)	2023
Sales revenue	14,552,696	**16,907,725**
Operating costs and expenses:		
Cost of sales	(11,567,923)	**(13,576,133)**
Selling, general and administrative	(1,326,485)	**(1,611,279)**
Research and development	(787,056)	**(880,915)**
Total operating costs and expenses	(13,681,464)	**(16,068,327)**
Operating profit	871,232	**839,398**
Share of profit of investments accounted for using the equity method	202,512	**117,445**
Finance income and finance costs:		
Interest income	25,627	**73,071**
Interest expense	(16,867)	**(36,112)**
Other, net	(12,314)	**(55,608)**
Total finance income and finance costs	(3,554)	**(18,649)**
Profit before income taxes	1,070,190	**938,194**
Income tax expense	(309,489)	**(177,034)**
Profit for the year	760,701	**761,160**
Profit for the year attributable to:		
Owners of the parent	707,067	**695,267**
Non-controlling interests	53,634	**65,893**
	Yen	
Earnings per share attributable to owners of the parent		
Basic and diluted	411.09	**409.87**

Consolidated Statements of Changes in Equity

Years ended March 31, 2023

	Yen (millions)							
	Equity attributable to owners of the parent							
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2022	86,067	185,495	(328,309)	9,539,133	990,438	10,472,824	299,722	10,772,546
Comprehensive income for the year								
Profit for the year				695,267		695,267	65,893	761,160
Other comprehensive income, net of tax					430,013	430,013	8,079	438,092
Total comprehensive income for the year				695,267	430,013	1,125,280	73,972	1,199,252
Reclassification to retained earnings				3,054	(3,054)	—		—
Transactions with owners and other								
Dividends paid				(213,475)		(213,475)	(51,601)	(265,076)
Purchases of treasury stock			(157,001)			(157,001)		(157,001)
Disposal of treasury stock			379			379		379
Share-based payment transactions		94				94		94
Equity transactions and others							(4,052)	(4,052)
Total transactions with owners and other		94	(156,622)	(213,475)		(370,003)	(55,653)	(425,656)
Balance as of March 31, 2023	86,067	185,589	(484,931)	10,023,979	1,417,397	11,228,101	318,041	11,546,142

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1. Consolidated subsidiaries
   Number of consolidated subsidiaries (including structured entities): 313
   Corporate names of principal consolidated subsidiaries:
   American Honda Motor Co., Inc., Honda Development & Manufacturing of America, LLC, Honda Canada Inc.,
   Honda R&D Co., Ltd., Honda Motor Europe Ltd., American Honda Finance Corporation

2. Affiliates and joint ventures accounted for using the equity method
   Number of affiliates and joint ventures: 69
   Corporate names of major affiliates and joint ventures:

   GAC Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., PT. Astra Honda Motor

3. Changes of consolidated subsidiaries, affiliates and joint ventures
   <u>Consolidated subsidiaries (including structured entities):</u>
   Newly formed consolidated subsidiaries: 5
   Reduced through reorganization: 31
   <u>Affiliates and joint ventures:</u>
   Newly formed affiliates and joint ventures: 4
   Reduced through reorganization: 2

4. Accounting standards of consolidated financial statements
   The Company prepares its consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS") in accordance with Article 120-1 of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting.

5. Basis and method of valuation for financial assets
   (1) Non-derivative financial assets
       (Financial assets measured at amortized cost)
       A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

       (Financial assets measured at fair value through other comprehensive income)
       A financial asset in debt securities is classified into financial assets measured at fair value through other comprehensive income when the asset is held within a business model whose objectives are to hold the asset in order to collect the contractual cash flows as well as to sell the asset, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt securities classified as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment, except for impairment gains or losses and foreign exchange gains or losses, are presented in other comprehensive income.
       In addition, Honda elects to designate investments in equity securities, such as shares held for maintaining and strengthening trade relationships, as financial assets measured at fair value through other comprehensive income. Equity securities designated as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are presented in other comprehensive income.

       (Financial assets measured at fair value through profit or loss)
       Financial assets measured at fair value that are not classified or designated as financial assets measured at fair value through other comprehensive income are classified into financial assets measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are initially measured at their fair value, and subsequent changes in fair value are recognized in profit or loss.

   (2) Derivatives
       Derivatives are initially recognized as assets and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

6. Basis and method of valuation for inventories
   Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and it is determined principally by using the first-in first-out method.

7. Basis and method of valuation and depreciation method for equipment on operating leases
   Equipment on operating leases is initially measured at cost. Depreciation of equipment on operating leases is calculated using the straight-line method over the lease term. The depreciable amount is the cost of the equipment less its residual value.

8. Basis and method of valuation and depreciation method for property, plant and equipment

Property, plant and equipment is initially measured at cost. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated using the straight-line method over the estimated useful life. The depreciable amount is the cost of the asset less the respective estimated residual values. Right-of-use assets from lease transactions are initially measured at cost and depreciated by the straight-line method from the lease commencement date to the end of the useful life of right-of-use assets or the end of the lease period, whichever is earlier.

9. Basis and method of valuation and amortization method for intangible assets
(Research and development)
Capitalized development cost is measured at the sum of expenditures for development incurred between when the foregoing conditions for capitalization are initially met and when the development is completed, and includes all directly attributable costs to the development process. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product.
Expenditures on research and other development expenditures which do not meet the foregoing conditions are expensed as incurred.

(Other intangible assets)
Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives.

10. Impairment
(1) Financial assets measured at amortized cost
(Receivables from financial services – Allowance for credit losses)
The allowance for credit losses is management's estimate of expected credit loss (ECL) on receivables from financial services.
The allowance for credit losses on financial assets which have experienced a significant increase in credit risk since initial recognition is measured at amounts equal to lifetime ECL. The allowance for credit losses on financial assets which have not experienced a significant increase in credit risk is measured at amounts equal to 12-month ECL. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.
When determining whether credit risk has increased significantly, the finance subsidiaries assess financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

(2) Equipment on operating leases, property, plant and equipment and intangible assets
At the end of the reporting period, the carrying amount of equipment on operating leases, property, plant and equipment, and intangible assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset as a test of impairment.

11. Provisions for product warranties
Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda provides for general estimated warranty costs at the time products are sold to customers. Honda also provides for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

12. Post-employment benefits
For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either a liability or an asset in the consolidated statements of financial position.
The present value of defined benefit obligations and service costs are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.
Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.
Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligation and the fair value of the plan asset in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

13. Revenue Recognition
(1) Sale of products
Sales of products are reported by Motorcycle business, Automobile business, Power Products and other businesses.
Honda recognizes revenue when control over products is transferred to customers. This transfer generally corresponds to the date of delivery of products to customers. Revenue is measured based on consideration specified in a contract with customer and excludes amounts collected on behalf of third parties. The total consideration in the contract is allocated to all products and services based on their stand-alone selling prices. The stand-alone selling prices are determined with reference to the selling prices of similar products or services and other reasonably available information.
Honda provides dealer incentives, which generally represent discounts provided from Honda to the dealer. Honda also provides incentive programs generally in the form of below-market interest rate loans or lease programs for the retail customers to enhance dealer's sales activities. The amount incurred for these programs is calculated based on the difference between the interest or lease rate

offered to retail customers and the market-based interest or lease rate. These incentives are considered variable consideration when determining the transaction price and they are deducted from sales revenue recognized when products are sold to the dealers. Revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Customers usually pay consideration for sales of products within 30 days from the transfers of control over the products to customers.

In addition, product sales contracts with customers include warranty clauses to guarantee that the products comply with agreed-upon specifications and Honda recognizes provisions for product warranties to meet these guarantees. For more information on product warranties, see note "11. Provisions for product warranties."

(2) Rendering of financial services

Interest income from receivables from financial services is recognized using the effective interest method. Finance receivable origination fees and certain direct origination costs are included in the calculation of the effective interest rate, and the net fee or cost is amortized using the effective interest method over the contractual term of the finance receivables.

The finance subsidiaries of the Company offer financial services that contain a lease. Interest income from receivables held under a finance lease is recognized using the effective interest method. When Honda is the manufacturer or dealer lessor, sales revenue and the corresponding cost for a portion identified as sale of products is recognized in profit or loss in accordance with the policy on revenue recognition for sale of products. Revenue from operating leases is recognized on a straight-line basis over the term of the lease.

Accounting Estimates:

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements is as follows:

1. Valuation of financial assets measured at amortized cost and debt securities classified into financial assets measured at fair value through other comprehensive income: Yen (millions)

	Mar. 31, 2022	Mar. 31, 2023
Financial assets measured at amortized cost		
Trade receivables	896,768	1,060,271
Receivables from financial services	5,434,496	5,894,752
Other financial assets	312,041	329,329
Debt securities classified into financial assets measured at fair value through other comprehensive income		
Other financial assets	19,984	26,555

2. Fair value of financial instruments (Note on Financial Instruments)

3. Net realizable value of inventories: Yen (millions)

	Mar. 31, 2022	Mar. 31, 2023
Inventories	1,918,548	2,167,184

4. Recoverable amount of non-financial assets: Yen (millions)

	Mar. 31, 2022	Mar. 31, 2023
Equipment on operating leases	5,159,129	4,726,292
Property, plant and equipment	3,079,407	3,168,109
Intangible assets	849,507	870,900

5. Measurement of provisions: Yen (millions)

	Mar. 31, 2022	Mar. 31, 2023
Provisions	522,013	574,241

6. Measurement of net defined benefit liabilities (assets): Yen (millions)

	Mar. 31, 2022	Mar. 31, 2023
Retirement benefit assets	216,604	180,700
Retirement benefit liabilities	282,054	255,852

Retirement benefit assets is included in other non-current assets in the consolidated statements of financial position.

7. Recoverability of deferred tax assets: Yen (millions)

	Mar. 31, 2022	**Mar. 31, 2023**
Deferred tax assets	91,592	**105,792**
Deferred tax liabilities	990,754	**892,078**

8. Likelihood and magnitude of outflows of resources embodying economic benefits required to settle contingent liabilities

    (1) Claims and Lawsuits

        Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

        With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda's insurance and provision. Punitive damages are claimed in certain of these lawsuits.

        After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

    (2) Loss related to airbag inflators

        Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises. However, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

Notes to Consolidated Statements of Financial Position:

1. The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2022	Mar. 31, 2023
The allowance for doubtful trade receivables	8,845	8,620
The allowance for credit losses for receivables from financial services	39,063	48,652
The allowance for doubtful other financial assets	3,212	2,988

2. Net book value of pledged assets and secured liabilities are as follows: Yen (millions)

	Mar. 31, 2022	Mar. 31, 2023
Pledged assets:		
Trade receivables	15,298	20,811
Receivables from financial services	1,101,778	944,414
Equipment on operating leases	142,097	133,936
Property, plant and equipment	2,548	2,293
Secured liabilities:		
Financing liabilities (Current liabilities)	653,951	589,822
Financing liabilities (Non-current liabilities)	551,840	455,284

3. The accumulated depreciation and impairment losses for assets are as follows: Yen (millions)

	Mar. 31, 2022	Mar. 31, 2023
Equipment on operating leases	1,508,008	1,540,661
Property, plant and equipment	6,649,834	7,025,082

4. Honda has entered into various guarantee agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2022	Mar. 31, 2023
Bank loans of employees for their housing costs	7,098	5,988

   If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda's obligation to make future payments in the event of defaults is shown above. As of March 31, 2023, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Changes in Equity:

1. The number of shares outstanding	Mar. 31, 2022	Mar. 31, 2023
	1,811,428,430	**1,811,428,430**

2. The number of treasury shares	Mar. 31, 2022	Mar. 31, 2023
	100,828,074	**147,087,841**

During the fiscal year ended March 31, 2023, the Company acquired 46,371,600 shares of treasury shares through open market purchase, in accordance with a resolution of the Board of Directors.

3. The total amount of dividends for the fiscal year ended March 31, 2023 was JPY 213,475 million. The Company distributes year-end cash dividends of JPY 99,915 million to the shareholders of record as of March 31, 2023.

Note on Financial Instruments:

Current Status of Financial Instruments

1. Risk Management

Honda has manufacturing operations throughout the world and sells products and components to various countries. In the course of these activities, Honda holds trade receivables arising from business activities, receivables from financial services, trade payables, and financing liabilities, and is thus exposed to market risk, credit risk, and liquidity risk associated with the holding of such financial instruments.

These risks are evaluated by Honda through periodic monitoring.

2. Market Risk

Honda is exposed to the risk that the fair value or future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Honda uses derivatives that consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements to reduce primarily the risk that future cash flows of a financial instrument fluctuate because of changes in foreign currency exchange rates and interest rates.

Derivatives are used within the scope of actual demand in accordance with risk management policies. In addition, Honda does not hold any derivatives for trading purposes.

3. Credit Risk

Honda is exposed to the risk that one party to a financial instrument causes a financial loss for the other party by failing to discharge an obligation. Honda reduces the risk of financial assets other than derivatives in accordance with credit administration rules. Honda reduces the risk of derivatives by limiting the counterparties to major international banks and financial institutions that meet internally established credit guidelines.

4. Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds, securitization of finance receivables and equipment on operating leases. Honda is exposed to liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity, and a sound balance sheet.

Fair Value of Financial Instruments

1. Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2. Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

The subsidiary's auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate decline (rise) and PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rates and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

3. Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis consist of the following: Yen (millions)

Year ended March 31, 2022

	Level 1	Level 2	Level 3	Total
Other financial assets				
Financial assets measured at fair value through profit or loss				
Derivatives				
Foreign exchange products	—	15,674	—	15,674
Interest rate products	—	114,016	—	114,016
Other	—	—	4,648	4,648
Total	—	129,690	4,648	134,338
Debt securities	42,837	54,641	4,773	102,251
Financial assets measured at fair value through other comprehensive income				
Debt securities	—	19,984	—	19,984
Equity securities	335,745	—	133,038	468,783
Total	378,582	204,315	142,459	725,356
Other financial liabilities				
Financial liabilities measured at fair value through profit or loss				
Derivatives				
Foreign exchange products	—	66,644	—	66,644
Interest rate products	—	83,669	—	83,669
Other	—	1,629	—	1,629
Total	—	151,942	—	151,942
Total	—	151,942	—	151,942

There were no transfers between Level 1 and Level 2 for the fiscal year ended March 31, 2022.

Year ended March 31, 2023

	Level 1	Level 2	Level 3	Total
Other financial assets				
Financial assets measured at fair value through profit or loss				
Derivatives				
Foreign exchange products	—	29,026	—	29,026
Interest rate products	—	151,242	—	151,242
Other	—	—	5,700	5,700
Total	—	180,268	5,700	185,968
Debt securities	43,264	53,634	5,074	101,972
Financial assets measured at fair value through other comprehensive income				
Debt securities	—	26,555	—	26,555
Equity securities	325,318	—	149,820	475,138
Total	368,582	260,457	160,594	789,633
Other financial liabilities				
Financial liabilities measured at fair value through profit or loss				
Derivatives				
Foreign exchange products	—	95,412	—	95,412
Interest rate products	—	141,786	—	141,786
Other	—	5,770	—	5,770
Total	—	242,968	—	242,968
Total	—	242,968	—	242,968

There were no transfers between Level 1 and Level 2 for the fiscal year ended March 31, 2023.

4. Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost are as follows: Yen (millions)

	Mar. 31, 2022		Mar. 31, 2023	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Receivables from financial services	5,434,496	5,374,754	5,894,752	5,696,283
Debt securities	79,176	79,176	85,235	85,235
Financing liabilities	8,102,556	7,984,057	7,665,168	7,440,205

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

Notes to Information about Per Common Share:

Equity per share attributable to owners of the parent and basic earnings per share attributable to owners of the parent are as follows: Yen

	Mar. 31, 2022	Mar. 31, 2023
Equity per share attributable to owners of the parent	6,122.31	**6,746.28**
Basic earnings per share attributable to owners of the parent	411.09	**409.87**

Equity per share attributable to owners of the parent has been computed by dividing equity attributable to owners of the parent by the number of shares outstanding at the end of the period. The numbers of shares outstanding at the end of the years ended March 31, 2022 and 2023 were 1,710,600,356 and 1,664,340,589, respectively.

Basic earnings per share attributable to owners of the parent has been computed by dividing earnings attributable to owners of the parent by the weighted average number of shares outstanding during the period. The weighted average numbers of shares outstanding for the years ended March 31, 2022 and 2023 were 1,719,961,835 and 1,696,307,115, respectively. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2022 or 2023.

Notes to Sales Revenue:

1. Disaggregation of revenue

Based on Honda's organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of the Motorcycle business, the Automobile business, the financial services business, and other segments that are not reportable. The other segments are combined and disclosed in power products and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with the four reportable segments for the years ended March 31, 2022 and March 31, 2023 are as follows:

Year ended March 31, 2022

	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue recognized from contracts with customers					
Japan	105,022	1,337,860	146,185	79,182	1,668,249
North America	230,766	4,877,900	1,289,076	152,096	6,549,838
Europe	202,254	319,340	—	79,393	600,987
Asia	1,307,915	2,314,425	37	63,861	3,686,238
Other Regions	337,219	280,702	—	24,305	642,226
Total	2,183,176	9,130,227	1,435,298	398,837	13,147,538
Revenue recognized from other sources*	2,077	17,271	1,385,369	441	1,405,158
Total	2,185,253	9,147,498	2,820,667	399,278	14,552,696

Year ended March 31, 2023

	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue recognized from contracts with customers					
Japan	109,393	1,375,593	158,653	89,627	1,733,266
North America	306,725	5,985,958	1,341,863	182,126	7,816,672
Europe	250,088	332,928	—	94,328	677,344
Asia	1,739,330	2,523,613	29	55,354	4,318,326
Other Regions	502,917	360,299	—	29,464	892,680
Total	2,908,453	10,578,391	1,500,545	450,899	15,438,288
Revenue recognized from other sources*	530	15,128	1,453,553	226	1,469,437
Total	2,908,983	10,593,519	2,954,098	451,125	16,907,725

Note:

* Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

2. Basic information for understanding revenue

Basic information for understanding revenue is as stated in "13. Sales Revenue" under Significant Accounting Policies.

Notes to Significant Subsequent Event:

Acquisition of the Company's Own Shares

The Board of Directors of the Company, at its meeting held on May 11, 2023, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company's Articles of Incorporation.

1. Reason for acquisition of own shares
   The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2. Details of the acquisition
   (1) Class of shares to be acquired:
      Shares of common stock
   (2) Total number of shares to be acquired:
      Up to 64,000,000 shares (3.8 % of total number of issued shares (excluding treasury stock))
   (3) Total amount of shares to be acquired:
      Up to 200,000 million yen
   (4) Period of acquisition:
      Starting on May 12, 2023 and ending on March 31, 2024
   (5) Method of acquisition:
      Market purchases on the Tokyo Stock Exchange
      1. Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)
      2. Market purchases based on a discretionary trading contract regarding acquisition of own shares

Regarding the Notes for the Previous Fiscal Year:

The notes for the previous fiscal year are contained as additional information for reference.

Independent Auditor's Report

To the Board of Directors of Honda Motor Co., Ltd.:

Opinion

We have audited the consolidated financial statements, which comprise the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. ("the Company") and its consolidated subsidiaries (collectively referred to as "the Group"), as at March 31, 2023 and for the year from April 1, 2022 to March 31, 2023 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The audit committee is responsible for overseeing the directors and officers' performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards.

The audit committee is responsible for overseeing the directors and officers' performance of their duties with regard to the design, implementation and maintenance of the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

· Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

· Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group's internal control.

· Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

· Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

· Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

· Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company and its subsidiaries which are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor's Report:

The Independent Auditor's Report herein is the English translation of the Independent Auditor's Report as required by the Companies Act for the conveniences of the readers.

Masahiko Chino
Designated Engagement Partner
Certified Public Accountant

Isao Kamizuka
Designated Engagement Partner
Certified Public Accountant

Takeshi Kamada
Designated Engagement Partner
Certified Public Accountant

KPMG AZSA LLC
Tokyo Office, Japan
May 16, 2023

Audit Report of the Audit Committee

Mr. Toshihiro Mibe
Director,
President and Representative Executive Officer of
Honda Motor Co., Ltd.

Audit Report

The Audit Committee audited the performance of duties by the Directors and the Executive Officers for the 99th fiscal year from April 1, 2022 to March 31, 2023, and hereby reports on the methods and results of the audit as follows.

1. Auditing Methods and Details of Such Methods

With respect to the resolutions of the meetings of the Board of Directors on matters set forth in Article 416, Paragraph 1, Item 1 (b) and (e) of the Company Law and the systems established based on such resolutions (Internal Control System), the Audit Committee received periodic reports from the Directors and Executive Officers and other employees, etc. regarding its establishment and operation status, sought explanations as necessary and expressed opinions, and conducted audits using the following methods, while also utilizing remote means including a video conferencing system.

(1) Audit Committee Members, in accordance with the auditing standards of the Audit Committee, following the auditing policies, assignment of duties and other relevant matters, coordinated with the internal audit divisions, etc. participated in important meetings, received reports from Directors and Executive Officers, etc. on the performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets concerning the head office and principle business offices. With respect to subsidiaries, the Audit Committee communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary.

(2) Monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, the Audit Committee received notice from the Accounting Auditor that "System for ensuring that duties are performed properly" (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the "Quality Control Standards Regarding Audits" (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary.

Based on the above methods, Audit Committee Members examined the business report and the supplementary schedules thereto, unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statement of income, unconsolidated statements of changes in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated statements of financial position, the consolidated statement of income, the consolidated statements of changes in equity and notes to consolidated financial statements) for the fiscal year ended March 31, 2023.

2. Results of Audit

(1) Results of Audit of Business Report, etc.
  1) The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.
  2) No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors or the Executive Officers.
  3) The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors or the Executive Officers.

(2) Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.
  The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3) Results of Audit of consolidated financial statements.
  The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 16, 2023
Audit Committee
Honda Motor Co., Ltd.

Audit Committee Member (Chairperson)	Yoichiro Ogawa (Seal)
Full-time Audit Committee Member	Asako Suzuki (Seal)
Full-time Audit Committee Member	Masafumi Suzuki (Seal)
Audit Committee Member	Kunihiko Sakai (Seal)
Audit Committee Member	Ryoko Nagata (Seal)

Note: Audit Committee Members Yoichiro Ogawa, Kunihiko Sakai and Ryoko Nagata are Outside Directors, as set forth in Article 2, Item 15 and Article 400, Paragraph 3 of the Company Law.

- End -

HONDA

Honda Motor Co., Ltd.